EXHIBIT 99.1

PENGROWTH ENERGY CORPORATION

Notice of Annual Meeting
- and -
Management Information Circular

For the Annual Meeting of Shareholders
to be held on Tuesday, June 25, 2013

May 24, 2013

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-581-1487, outside North America at 416-867-2272 or by email at
contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

PENGROWTH ENERGY CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 25, 2013
To Our Shareholders:

The annual meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Pengrowth Energy Corporation (the "Corporation") will be held at 3:00 p.m. (Calgary time) on Tuesday, June 25, 2013, at the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1.	to receive and consider the consolidated audited financial statements of the Corporation for the year ended December 31, 2012 and the auditors’ report thereon;

2.	to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors (the "Board") of the Corporation to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to consider and, if deemed advisable, approve an ordinary resolution authorizing and approving unallocated awards issuable pursuant to the long term incentive plan of the Corporation;

5.	to consider and, if deemed advisable, approve an ordinary resolution approving certain amendments to the long term incentive plan of the Corporation;

6.	to consider and, if deemed advisable, approve an ordinary resolution to confirm and ratify the Advance Notice By-law of the Corporation;

7.	to vote, in an advisory, non-binding capacity, on a resolution to accept the Corporation's approach to executive compensation; and

8.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Corporation dated May 24, 2013 (the "Circular").

A Shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. A proxyholder need not be a Shareholder. If a Shareholder receives more than one proxy form because such Shareholder owns Common Shares registered in different names or addresses, each proxy form should be completed and returned.

The Board has fixed May 24, 2013 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta this 24th day of May, 2013.

By order of the Board of Directors of Pengrowth Energy Corporation.

(signed) "Derek W. Evans"
President and Chief Executive Officer

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-581-1487, outside North America at 416-867-2272 or by email at
contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

TABLE OF CONTENTS

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-581-1487, outside North America at 416-867-2272 or by email at
contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

PENGROWTH ENERGY CORPORATION
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular (the "Circular") is provided to holders ("Shareholders") of common shares ("Common Shares") of Pengrowth Energy Corporation (the "Corporation") in connection with the solicitation of voting proxies by the management of the Corporation for use at the annual meeting (the "Meeting") of Shareholders to be held at 3:00 p.m. (Calgary time) on Tuesday, June 25, 2013 at the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, or at any adjournments to the Meeting.

The terms "we", "us", "our" or "Pengrowth" refer to the Corporation on a consolidated basis and include all of the Corporation’s directly or indirectly held wholly-owned subsidiaries as well as our predecessors, Pengrowth Corporation, Pengrowth Energy Corporation and Pengrowth Energy Trust.

Date of Information

Unless otherwise noted, information contained in this Circular is given as of May 24, 2013.

Voting Common Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares and up to 10,000,000 preferred shares. At the close of business on May 24, 2013, there were 516,895,270 Common Shares outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of May 24, 2013, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

Currency and Exchange Rate

All monetary figures are stated in Canadian currency, except as noted. On December 31, 2012, the reported noon exchange rate quoted by the Bank of Canada for Cdn.$1.00 was U.S.$1.0051.

VOTING INFORMATION: QUESTIONS AND ANSWERS

Your vote is very important to us. This section of the Circular provides you with information on how to vote your Common Shares. If you still have questions or concerns after reviewing this section, please contact our transfer agent and registrar, Olympia Trust Company ("Olympia"), at:

Calgary:	(403) 261-0900	Toll Free:	(800) 727-4493

Proxies are being solicited primarily by mail, but may also be solicited by e-mail, facsimile, telephone or oral communication by the directors, officers and employees of the Corporation, at no additional compensation. The Corporation has retained Kingsdale Shareholder Services Inc., Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 ("Kingsdale") to assist with our communications with shareholders and the solicitation of proxies. In connection with these services, Kingsdale will receive an initial fee of $55,000. In addition, Kingsdale will be reimbursed for disbursements and out-of-pocket expenses, as well as an additional $8 fee for each telephone call. If you have any questions about how to vote your shares, please contact Kingsdale by toll-free in North America at 1-866-581-1487 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Meeting Procedure

Am I Entitled to Vote?

You are entitled to vote if you held Common Shares at the close of business on May 24, 2013 (the "Record Date"), unless a Shareholder has transferred Common Shares to you subsequent to that date and you, not less than 10 days before the Meeting, establish ownership of the Common Shares and request Olympia that your name be included in the list of Shareholders entitled to vote at the Meeting. Each Common Share is entitled to one vote at the Meeting or at any adjournment of the Meeting.

What am I Voting On?

You are voting on the following items of business that will be presented at the Meeting:

1.	the appointment of auditors;

2.	the election of the directors of the Corporation ("Directors");

3.	the approval of unallocated awards issuable under the long term incentive plan of the Corporation;

4.	the certain amendments to the long term incentive plan of the Corporation;

5.	the ratification of the Advance Notice By-law of the Corporation;

6.	the Corporation’s approach to executive compensation; and

7.	any other business that may properly come before the Meeting or any adjournment of the Meeting.

How will my Common Shares be Voted?

You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Common Shares will be voted in favour of all items of business presented by management of the Corporation at the Meeting.

What if there are Amendments to these Matters or Other Matters Brought Before the Meeting?

If you plan to vote your Common Shares in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting.

At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Who Counts the Votes?

Votes are counted by Olympia in its capacity as transfer agent and registrar of the Corporation.

Registered Shareholders

You are a registered Shareholder if your Common Shares are held directly in your own name through the direct registration system or a Common Share certificate. Otherwise, you are a beneficial Shareholder and should refer to page three for details of voting at the Meeting.

How can I vote if I am a Registered Shareholder?

If you are a registered Shareholder, you may vote either in person at the Meeting, on the Internet, by mail, fax or e-mail in accordance with the directions provided with the enclosed instrument of proxy.

What if I want to Attend the Meeting and Vote in Person?

If you are a registered Shareholder and plan to attend the Meeting and vote your Common Shares in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Olympia when you arrive. If you are a beneficial Shareholder, you should refer to page three for instructions on how to vote in person at the Meeting.

How Can I vote by Proxy?

The attached instrument of proxy appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed instrument of proxy as indicated below. Alternatively, you may vote through the website, e-mail or fax in accordance with the directions provided with the enclosed instrument of proxy.

Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

What do I do with my Completed Proxy?

Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. If you have completed your vote by proxy over the Internet, then there is nothing further you need to do unless you decide to revoke your proxy as discussed below.

What if I Change my Mind and Want to Revoke My Proxy?

You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting.

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You can also revoke your proxy by attending the Meeting and voting your Common Shares in person or by any other manner permitted by law.

I Hold Shares Under our Employee Share Ownership Plan (the "ESOP")

How Do I Vote?

Shares purchased by employees of Pengrowth under the ESOP ("ESOP Shares") are registered in the name of Canadian Stock Transfer Company Inc. ("CST"), in accordance with the provisions of the ESOP, unless an employee has withdrawn their ESOP Shares. Shareholders of ESOP Shares cannot vote those Shares in person at the Meeting.

Voting rights attached to the ESOP Shares held under the ESOP can be exercised by employees by indicating to CST on the enclosed voting instruction form how the employee wishes his or her ESOP Shares to be voted at the Meeting. The ESOP Shares will be voted pursuant to the employee’s directions. If no direction is provided on the voting instruction form as to a matter to be voted on, CST will vote the relevant ESOP Shares FOR that matter. ESOP Shares in respect of which a voting instruction form has not been signed and returned will not be voted.

The voting instruction form must be used with respect to ESOP Shares. In the event that you are an employee and hold any Common Shares other than ESOP Shares, you must separately follow the appropriate voting requirements with respect to those Common Shares. No instrument of proxy is to be completed with respect to ESOP Shares unless you have withdrawn such shares from the ESOP and you hold a share certificate with respect thereto.

Beneficial Shareholders

You are a beneficial Shareholder if your Common Shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.

How can I vote if I am a Beneficial Shareholder?

If you are a beneficial Shareholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.

What if I want to Attend the Meeting and Vote in Person?

If you are a beneficial Shareholder and plan to attend the Meeting and vote your Common Shares in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Olympia when you arrive.

How can I vote by Proxy?

The enclosed voting instruction form appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

What do I do with my Completed Voting Instruction Form?

Once completed, you should return it in the envelope provided or fax to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.

What if I Change my Mind and Want to Revoke my Instructions?

In order to revoke instructions previously provided, you should follow the procedures provided by your nominee on the voting instruction form.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 3

BUSINESS OF THE MEETING

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as set forth elsewhere in this Circular, no: (i) person who has been a Director or executive officer of the Corporation at any time since January 1, 2012; (ii) proposed nominee for election as a Director; or (iii) associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting.

Matter #1 – Receiving and Considering Financial Statements

Our board of Directors (the "Board") will place before the Meeting the consolidated annual financial statements of the Corporation and the auditors’ report thereon for the financial year ended December 31, 2012 (the "Financial Statements"). The Financial Statements, together with the accompanying Management Discussion & Analysis for the year ended December 31, 2012, are available on the Internet on the System for Electronic Document Analysis and Retrieval website ("SEDAR") at www.sedar.com and can be accessed at, and on, the Electronic Data-Gathering, Analysis and Retrieval system ("EDGAR") of the United States Securities and Exchange Commission’s ("SEC") website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

Matter #2 – Appointment of Auditors

KPMG LLP, Chartered Accountants ("KPMG") were appointed as our auditors on incorporation and have been the auditors of our predecessor, Pengrowth Corporation, since 1988. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit and Risk Committee of the Board (the "Audit and Risk Committee") its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit and Risk Committee, recommends the re-appointment of KPMG as auditors. For details concerning fees paid to KPMG by the Corporation and for details concerning the Audit and Risk Committee, see page 60 of the Corporation’s Annual Information Form for the year ended December 31, 2012, which is dated February 28, 2013 and available on SEDAR at www.sedar.com, or page 78 of the Corporation’s Form 40-F for the year ended December 31, 2012, which is dated February 28, 2013 and available on EDGAR at www.sec.gov.

In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution appointing KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

Matter #3 – Election of Directors

Our Board, by resolution dated May 1, 2013, has established the size of the Board to be elected at the Meeting at nine (9) directors. One of our incumbent Directors, Mr. Thomas A. Cumming, will be retiring at the Meeting and will not be standing for re-election. At the Meeting, Shareholders will be asked to pass an ordinary resolution electing Derek W. Evans, Wayne K. Foo, Kelvin B. Johnston, James D. McFarland, Michael S. Parrett, A. Terence Poole, Barry D. Stewart, D. Michael G. Stewart and John B. Zaozirny as Directors. Each elected Director will hold office until the close of the next annual meeting of Shareholders or until his successor is duly elected or appointed.

The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution electing the nominees set out below.

Majority Voting Policy

The attached instrument of proxy permits Shareholders to: (i) vote "for" all Director nominees; or (ii) vote "for" or "withhold" their vote for each Director nominee. The Board has adopted a majority voting policy stipulating that, in an uncontested election of directors, in the event that a Director nominee is elected but receives a greater number of "withhold" votes than "for" votes, such Director shall tender his or her resignation to the Chairman of the Board and the Board shall meet to review whether or not it wishes to accept such resignation with the proviso that the Board will generally accept such resignation, absent exceptional circumstances and advise Shareholders of the Board’s decision in that regard. Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively a vote against a Director nominee in an uncontested election.

Information Concerning the Director Nominees

The following information relating to the nominees as Directors is based partly on our records and partly on information received from each nominee. All information, unless noted otherwise, is presented as at May 24, 2013. In the tables below, the Corporate Governance and Nominating Committee is noted as "Corporate Governance" and the Reserves, Health, Safety and Environment Committee is noted as "RHSE".

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The following pages set out information for each of the persons proposed to be nominated for election as a Director. All footnotes to each Director's biography in this section can be found on page 13.

Derek W. Evans
Age: 56 Calgary, Alberta, Canada President and Chief Executive Officer Director since: May 25, 2009(1) Not Independent
Derek Evans is the President and Chief Executive Officer of the Corporation. He was appointed as the President and Chief Operating Officer and as a director of Pengrowth Corporation on May 25, 2009. On September 13, 2009, Mr. Evans was appointed as President and Chief Executive Officer of Pengrowth Corporation. Mr. Evans previously served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 31 years’ of experience in the energy sector in western Canada, having spent the majority of his career with Renaissance Energy Limited in a variety of operational and management positions, the last being Senior Vice President of Operations.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

At present, Mr. Evans serves as a director of Franco-Nevada Corporation, a Toronto Stock Exchange and NYSE-listed issuer. He is also a member of the Institute of Corporate Directors.

Areas of Expertise: — Oil and Gas — Engineering — Senior Executive — Geology/Geophysics — Financial Acumen	— Major Projects — Environmental, Health & Safety — Business Development — Leading Cultural Change
Board/Committee Membership for 2012(2)	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(3)
Board	13 of 13
Audit and Risk	5 of 5
Corporate Governance	3 of 3	100%	$2,351,844
Compensation	4 of 4
RHSE	5 of 5
Securities Held as at December 31, 2010, December 31, 2011 and December 31, 2012(4)
Year	Common Shares	DEUs, PSUs & RSUs	Total Common Shares, DEUs, PSUs & RSUs	Total Market Value of Common Shares, DEUs, PSUs & RSUs(5)	Min. Share Ownership Guideline as at December 31, 2012(6)	Meets Guideline
2012	317,325	291,626	608,951	$3,014,307
2011	198,962	223,302	422,264	$4,543,561	$1,425,000	Yes
2010	167,501	140,628	308,129	$3,937,889
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
189,093	$9.46	$0	291,626	$1,443,549
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	136,503,252	1,626,175	138,129,427
Percentage of Votes	98.82	1.73	100

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 5

John B. Zaozirny
Age: 65 Calgary, Alberta, Canada Chairman of the Board Director since: 1988(1) Independent
Mr. Zaozirny is Vice-Chairman of Canaccord Genuity Corporation. He is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Limited, Coastal Energy Company, Computer Modelling Group Ltd. and Petroamerica Oil Corp. He is a Governor of the Business Council of British Columbia and recently retired as a member of The Law Societies of Alberta and British Columbia. Mr. Zaozirny was Counsel to the law firm of McCarthy Tétrault LLP from 1987 to 2008 and was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

Mr. Zaozirny holds an LLB from the University of British Columbia, an LLM from London School of Economics and Political Science and a Bachelor of Commerce degree from the University of Calgary.

He has experience in the areas of oil and gas, capital markets, corporate governance, government relations, corporate finance and law.

The Board has considered Mr. Zaozirny’s participation as a director on a number of other public company boards and has determined that Mr. Zaozirny’s additional public board memberships will not impair his ability to devote the time and attention to the Board required in order for Mr. Zaozirny to properly discharge his duties nor his ability to act effectively and in the best interest of the Corporation. In making such a determination, the Board has also considered Mr. Zaozirny’s meeting attendance, his skills and experience.

Areas of Expertise: — Oil and Gas — Capital Markets — Corporate Governance — Government Relations — Corporate Finance — Law
Board/Committee Membership for 2012	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(9)
Board	13 of 13
Corporate Governance	3 of 3	100%	$236,500
Compensation	4 of 4
Securities Held as at December 31, 2010, December 31, 2011 and December 31, 2012(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at December 31, 2012(6)	Meets Requirement
2012	65,100	102,232	167,332	$828,293
2011	35,100	81,872	116,972	$1,258,619	$585,000	Yes
2010	35,100	66,864	101,964	$1,303,100
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	102,232	$506,048
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	135,844,613	2,413,149	138,257,762
Percentage of Votes	98.25	1.75	100

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Wayne K. Foo
Age: 56 Calgary, Alberta, Canada Director since: 2006(1) Independent
Wayne Foo is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Mr. Foo has had a varied 28-year career in the energy sector, including: exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; President and Chief Executive Officer of Dominion Energy Canada Ltd. and President and Chief Executive Officer of Petro Andina Resources Inc.

At present, Mr. Foo is President, Chief Executive Officer and a director of Parex Resources Inc., a Toronto Stock Exchange-listed issuer. He is also a member of the Institute of Corporate Directors.

Areas of Expertise: — Oil and Gas — Senior Executive — Financial Acumen — Geology/Geophysics	— Unconventional Resource Development — Leading Cultural Change
Board/Committee Membership for 2012	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(9)
Board	13 of 13
Corporate Governance	4 of 4	100%	$161,500
RHSE (Chair)	5 of 5
Securities Held as at December 31, 2010, December 31, 2011 and December 31, 2012(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at December 31, 2012(6)	Meets Requirement(7)
2012	6,290	52,940	59,230	$293,189
2011	6,273	40,662	46,935	$505,021	$330,000	Yes
2010	5,273	31,621	36,894	$471,505
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	52,940	$262,053
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	136,398,713	1,844,549	138,243,262
Percentage of Votes	98.67	1.33	100

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 7

Kelvin B. Johnston
Age: 53 Calgary, Alberta, Canada Director since: 2012 Independent
Mr. Johnston is an executive with more than 30 years' experience in the oil and gas industry. Mr. Johnston serves as President of Wylander Crude Corp., a private oil and gas company, a position he has held since July 2006, and as Vice President, Corporate Development of Lakeview Energy Ltd., a private oil and gas company, a position held since June 2009. Prior positions include serving as President and Chief Executive Officer of Alberta Clipper Energy Inc., Vice-President, Exploration of Thunder Energy Ltd., and various senior technical, executive and board capacities at Husky Oil Ltd., Startech Energy Inc., Impact Energy Inc., Mustang Resources Ltd. and Peerless Energy Inc.

Currently, Mr. Johnston serves as a Director of the Small Explorers and Producers Association of Canada (SEPAC).

Mr. Johnston holds a Bachelor of Science (Hons.) degree in Geology from the University of Manitoba and a Masters degree in Economics from the University of Calgary.

Areas of Expertise: — Oil and Gas — Senior Executive — Geology — Economics — Major Projects
Board/Committee Membership for 2012	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(9)
Board	6 of 6
Compensation	3 of 3	100%	$99,889
RHSE	2 of 2
Securities Held as at December 31, 2012(4)
Year	Common Shares	DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at December 31, 2012(6)	Meets Requirement
2012	67,389	8,636	76,025	$376,324	$330,000	Yes
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	8,636	$42,748
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	N/A	N/A	N/A
Percentage of Votes	N/A	N/A	N/A

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James D. McFarland
Age: 66 Calgary, Alberta, Canada Director since: 2010(1) Independent
James D. McFarland has more than 40 years’ of experience in the oil and gas industry. He currently serves as President, Chief Executive Officer, director and co-founder of Valeura Energy Inc., a Toronto Stock Exchange-listed issuer. Prior to this position, he served as President, Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, the United States and western Europe.

Mr. McFarland is a member of the Association of Professional Engineers and Geoscientists of Alberta, the Society of Petroleum Engineers International, the Institute of Corporate Directors and the Program Committee of the World Petroleum Council. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta and completed the Executive Development Program at Cornell University. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce. At present, Mr. McFarland serves as a director of MEG Energy Corp. and Valeura Energy Inc., both Toronto Stock Exchange-listed issuers.

Areas of Expertise:
—   Oil and Gas
—   Senior Executive
—   Engineering
—   Operations
—   Environment, Health & Safety
—   Unconventional Resource Development
     (oil sands, heavy oil, shale oil, tight gas)
—   Mergers and Acquisitions
—   Leading Cultural Change

Board/Committee Membership for 2012	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(9)
Board	13 of 13
Audit and Risk	5 of 5	100%	$159,500
RHSE	5 of 5
Securities Held as at December 31, 2010, December 31, 2011 and December 31, 2012(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at December 31, 2012(6)	Meets Requirement(7)
2012	23,860	27,788	51,648	$255,658
2011	22,038	17,652	39,690	$427,064	$330,000	Yes
2010	15,791	10,205	25,996	$332,229
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	27,788	$137,551
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For:	Votes Withheld	Total Votes Cast:
Number of Votes	136,265,181	2,022,908	138,288,089
Percentage of Votes	98.54	1.46	100

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 9

Michael S. Parrett
Age: 61 Richmond Hill, Ontario, Canada Director since: 2004 (1) Independent
Michael Parrett received his Bachelor of Arts (Economics) from York University in 1973 and holds a Chartered Accountant designation. He has acted as an independent consultant, having provided advisory services to various companies in Canada and the United States.

Mr. Parrett is an independent businessman and a corporate director. He sits on the board of Stillwater Mining Company, a NYSE-listed company. Until June 2010, Mr. Parrett was Chairman of Gabriel Resources Limited. He is a former member of the board of Fording Inc. and a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and, prior to that, Chief Financial Officer of Rio Algom Limited and Falconbridge Limited.

Areas of Expertise: — Mining — Financial Acumen — Management	— Corporate Governance — Economics
Board/Committee Membership for 2012	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(9)
Board	13 of 13
Audit and Risk	5 of 5
Compensation	1 of 1	100%	$183,577
Governance (Chair)	3 of 3
Securities Held as at December 31, 2010, December 31, 2011 and December 31, 2012(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at December 31, 2012(6)	Meets Requirement(7)
2012	4,325	59,834	64,159	$317,587
2011	4,000	46,969	50,969	$548,426	$330,000	Yes
2010	4,000	37,491	41,491	$530,255
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	59,834	$296,178
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	136,363,065	1,884,059	138,247,124
Percentage of Votes	98.64	1.36	100

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A. Terence Poole
Age: 70 Calgary, Alberta, Canada Director since: 2005(1) Independent
Terry Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to the Corporation.

Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice President, Corporate Strategy and Development.

Mr. Poole currently serves on the board of directors of Methanex Corporation.

Areas of Expertise: — Accounting — Financial Acumen — Major Projects	— Management — Corporate Development
Board/Committee Membership for 2012	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(9)
Board	13 of 13
Audit and Risk (Chair)	5 of 5	100%	$178,000
Governance	3 of 3
Securities Held as at December 31, 2010, December 31, 2011 and December 31, 2012(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at December 31, 2012(6)	Meets Requirement
2012	70,000	54,752	124,752	$617,522
2011	55,000	42,319	97,319	$1,047,152	$330,000	Yes
2010	50,000	33,163	83,163	$1,062,823
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	54,752	$271,022
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	136,352,595	1,905,243	138,257,838
Percentage of Votes	98.62	1.38	100

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 11

Barry D. Stewart
Age: 71 Calgary, Alberta, Canada Director since: 2012 Independent
Mr. Stewart is a retired petroleum industry executive with over 40 years' experience in the oil and gas industry. Mr. Stewart served as Executive Vice President, In-Situ and International Oil with Suncor Energy Inc. from 2000 to 2001, and Executive Vice President, Exploration & Production with Suncor Energy Inc. from 1991 to 1999.

Currently, Mr. Stewart serves as Director and Chairman of Newalta Corporation.

Mr. Stewart holds a Bachelor of Science in Engineering Physics from Queen's University.

Areas of Expertise: — Oil and Gas — In-Situ/Thermal projects — Senior Executive
Board/Committee Membership for 2012	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(9)
Board	6 of 6
Governance	2 of 2	100%	$98,389
RHSE	2 of 2
Securities Held as at December 31, 2012(4)
Year	Common Shares	DSUs	Total Common Shares & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at December 31, 2012(6)	Meets Requirement(6)
2012	50,000	8,636	58,636	$290,248	$330,000	On track
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	8,636	$42,748
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	N/A	N/A	N/A
Percentage of Votes	N/A	N/A	N/A

12 | MANAGEMENT INFORMATION CIRCULAR

D. Michael G. Stewart
Age: 61 Calgary, Alberta, Canada Director since: 2006 (1) Independent
Michael Stewart is a corporate director and currently serves on the boards of directors and various board committees of TransCanada Corporation, TransCanada PipeLines Limited and Canadian Energy Services & Technology Corp. He has held a variety of senior executive positions in the Canadian energy industry over the past 39 years, the most recent being Executive Vice President, Business Development of Westcoast Energy Inc. (energy infrastructure, services and utilities; 1998 – 2002).

Mr. Stewart graduated from Queen’s University, Kingston, Ontario in 1973 with a Bachelor of Science (First Class Honours) in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers and Geoscientists of Alberta (non-practicing).

Areas of Expertise: — Oil and Gas — Financial Acumen — Major Projects — Management	— Business Development — Compensation — Government Relations
Board/Committee Membership for 2012	2012 Attendance	2012 Attendance (Total)	Value of Total Compensation Received in 2012(9)
Board	13 of 13
Compensation (Chair)	4 of 4	100%	$168,000
RHSE	5 of 5
Securities Held as at December 31, 2010, December 31, 2011 and December 31, 2012(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at December 31, 2012(6)	Meets Requirement
2012	20,660	55,293	75,953	$375,967
2011	24,819	42,814	67,633	$727,731	$330,000	Yes
2010	23,005	33,624	56,629	$723,719
Option-Based and Share-Based Awards Held as at December 31, 2012(8)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	55,293	$273,700
Public Board Interlocks
None
Voting Results of 2012 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	136,607,391	1,656,644	138,264,035
Percentage of Votes	98.80	1.20	100

Notes:

(1)	The period of service of each Director includes, where applicable, service as a Director of Pengrowth Corporation, a predecessor of ours.

(2)
Mr. Evans is not a member of any committee but was requested by the Chair of each committee to attend the meetings of such committees. At each such meeting, the members of the committee, all of whom are independent, also met without Mr. Evans.

(3)	Reflects the compensation received by Mr. Evans in his role as our President and Chief Executive Officer in 2012. Mr. Evans did not receive any fees for serving as a Director in 2012.

(4)
All information relating to securities held, not being known to us, has been provided by the respective nominees to the Board. Information is current as at December 31, 2010, December 31, 2011 and December 31, 2012, respectively, and includes Common Shares issued and issuable on the reinvestment of dividends prior to December 31, 2010, December 31, 2011 and December 31, 2012, respectively.

(5)
Market Value of Common Shares, DEUs, DSUs, RSUs and PSUs has been calculated by multiplying the number of Common Shares, DEUs, DSUs, RSUs and PSUs held by $12.78, $10.76 or $4.95, as applicable, which were the closing prices of the Common Shares on the TSX on December 31, 2010, December 30, 2011 and December 31, 2012, respectively, and assuming the 100% vesting and performance of DEUs, RSUs and PSUs held by Derek Evans. All DEUs and DSUs held by the independent Directors vest immediately upon issuance and are exercisable only when a Director ceases to be a Director for any reason.

(6)
Our minimum share ownership requirements for non-executive Directors is share and share equivalent ownership within three years of appointment equal to no less than $330,000 ($585,000 for the Chairman of the Board), being three times a Director’s base retainer ($30,000 ($75,000 for the Chairman of the Board)) and DSU entitlement ($80,000 ($120,000 for the Chairman of the Board)). The minimum share ownership guideline for Mr. Evans, our President and Chief Executive Officer, is three times his base salary.

(7)	Minimum share ownership requirement is met if met in a prior year and the only reason for a shortfall is a decrease in share price.

(8)	Based on a December 31, 2012 closing price on the TSX of $4.95 a share.

(9)	This amount represents all cash and DSU compensation paid to each Director but does not include any reinvested dividends or reimbursement of expenses.

None of the proposed Directors is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 13

under securities legislation for a period of more than 30 consecutive days that was issued while the proposed Director was acting in that capacity; or (ii) was subject to such an order that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

Except as disclosed in the following paragraph, none of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

James D. McFarland was the Managing Director and a director of Southern Pacific Petroleum NL ("SPP"), which was listed on the Australian Stock Exchange. In December 2003, a secured creditor of SPP appointed a receiver-manager. Mr. McFarland ceased being a director and the Managing Director of SPP in February 2004.

None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold their assets.

The Board and management believe the nominees are well qualified to serve as Directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the Meeting, the Directors named in the proxy will vote for a substitute if the Board chooses one.

Matter #4 - Approval of Unallocated Awards Under Our Long Term Incentive Plan

We have a long term incentive plan ("LTIP") pursuant to which our Directors, officers, employees and other service providers and those of our subsidiaries and affiliates are eligible to receive awards granted in the form of deferred share units ("DSUs"), restricted share units ("RSUs") and/or performance share units ("PSUs"). Our LTIP was originally approved at the annual and special meeting of our shareholders held on May 11, 2010. Please see "Statement of Executive Compensation – Compensation Elements– Long-Term Incentive Plan" for a detailed description of our LTIP. When awards have been granted pursuant to the LTIP, Common Shares that are reserved for issuance under outstanding awards are referred to as "allocated awards". We have additional Common Shares that may be issued under the LTIP, but as they are not subject to current awards grants, they are referred to as "unallocated awards".

On May 1, 2013, our Board passed a resolution reducing the number of Common Shares available under our LTIP from 4.5% to 3.2% of our outstanding Common Shares from time to time less the aggregate number of Common Shares reserved under any other security based compensation arrangement. As at May 24, 2013, we had 9,455,424 outstanding allocated awards under the LTIP and 891,404 Common Shares reserved for issuance pursuant to other prior security-based compensation arrangements, leaving 6,193,821 unallocated awards available for future grants based on us having 516,895,270 Common Shares outstanding as at May 24, 2013.

The Toronto Stock Exchange requires that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of an issuer’s directors and by the issuer’s shareholders. As our LTIP is a security based compensation arrangement and as the maximum number of awards issuable pursuant to our LTIP is not a fixed number, approval is being sought at the Meeting to approve the grant of unallocated awards under our LTIP. If approval is obtained at the Meeting we will not be required to seek further approval of the grant of unallocated awards under our LTIP until June 25, 2016. If approval is not obtained at the Meeting, awards, which have not been allocated as of May 11, 2013 and awards which are outstanding as of May 11, 2013 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of awards. Previously allocated awards will continue to be unaffected by the approval or disapproval of the resolution. As described under "Statement of Executive Compensation – Compensation Discussion and Analysis" below, our LTIP is an important component of our overall compensation structure and is critical to our ability to attract and retain qualified and dedicated personnel. If approval of the unallocated awards is not obtained at the Meeting, we may need to pursue substitute forms of incentives which may prove to be less effective and more costly. In light of the foregoing, the Board has, subject to ratification by Shareholders, unanimously approved the unallocated awards under the LTIP.

At the Meeting, the following ordinary resolution will be presented:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

(a)	all unallocated awards to acquire Common Shares pursuant to the long term incentive plan of the Corporation are approved and authorized until June 25, 2016; and

(b)
any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution. "

The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting in respect of this resolution. In the absence of contrary instructions, it is the intention of the persons designated in the

14 | MANAGEMENT INFORMATION CIRCULAR

enclosed instrument of proxy to vote the Common Shares represented thereby FOR the resolution approving the unallocated awards under our LTIP.

Matter #5 – Approval of Amendments To Long Term Incentive Plan

Our LTIP was originally approved by our Shareholders on May 11, 2010. Since that time, Institutional Shareholder Services ("ISS"), a proxy advisory firm, published certain additional policies with respect to equity-based compensation plans. We have made certain amendments to our LTIP in order to comply with these policies, however, there are three additional amendments proposed which require Shareholder approval. These amendments expand the list of amendments that cannot be made to our LTIP without first obtaining Shareholder approval. We wish to add to that list of amendments the following:

1.	that the term of a Unit (as defined in the LTIP) may not be extended beyond the original expiry date;

2.
that the LTIP may not be amended to change the definition of "Participant" (as defined in the LTIP) in a manner which would permit the introduction of non-employee directors on a discretionary basis or any other amendment to any limits imposed on non-employee directors; and

3.	that the LTIP cannot be amended if the amendment would permit the transfer or assignment of Units other than for normal estate settlement purposes.

At a meeting held on May 1, 2013, our Board approved these ISS-recommended amendments to our LTIP. At the Meeting, the following ordinary resolution will be placed before Shareholders to consider and, if thought fit, approve:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

(a)	the long term incentive plan of the Corporation be amended as described in the management information circular of the Corporation dated May 24, 2013; and

(b)
any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution."

The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting in respect of this resolution. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the resolution approving the amendments to our LTIP.

Matter #6 – Advance Notice By-Law

On April 15, 2013, the Board approved the adoption of By-law 2013-1 regarding the advance notice of nominations of Directors of the Corporation (the "Advance Notice By-law"), the full text of which is reproduced in Appendix 2 to this Circular. Among other things, the Advance Notice By-law sets a deadline by which Shareholders must submit a notice of director nominations to the Corporation prior to an annual or special meeting of Shareholders. It also sets forth the information that a Shareholder must include in the notice for it to be valid. The Advance Notice By-law allows the Corporation and its Shareholders to receive adequate prior notice of director nominations, as well as sufficient information on all the nominees. The Corporation and its Shareholders will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. The Advance Notice By-law will also facilitate an orderly and efficient meeting process. At the Meeting, Shareholders will be asked to review and, if deemed advisable, to adopt the following resolution in order to ratify the Advance Notice By-law:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

(a)
the advance notice by-law adopted by the Board of the Corporation, the text of which is reproduced in Appendix 2 to the management information circular dated May 24, 2013, be ratified and confirmed as a by-law of the Corporation; and

(b)
any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution."

The resolution ratifying the Advance Notice By-Law must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting. If the Advance Notice By-law is not ratified at the Meeting, it will cease to be effective. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the resolution ratifying the Advance Notice By-Law.

Matter #7 – Advisory Vote on Executive Compensation

The underlying principle for pay throughout the Corporation is "pay-for-performance". We believe that this philosophy achieves the goal of attracting and retaining top performing employees and executive officers, while rewarding the demonstrated behaviours that reinforce the Corporation's values and help to deliver on our corporate objectives. After monitoring recent developments and emerging

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 15

trends in the practice of holding advisory votes on executive compensation (commonly referred to as "Say on Pay"), the Board wishes to seek additional Shareholder input with a "Say on Pay" advisory vote at the Meeting. Our approach to executive compensation is described in detail below under the headings "Compensation Committee Report" and "Statement of Executive Compensation". This non-binding advisory vote on executive compensation will provide you as a Shareholder with the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in the management information circular dated May 24, 2013 delivered in advance of the Meeting of Shareholders of the Corporation."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the Shareholders to be well informed of the Corporation's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholder and the Board. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the non-binding advisory resolution regarding the Corporation’s approach to executive compensation.

COMPENSATION COMMITTEE REPORT

Oversight and Governance for Compensation Matters

The Compensation Committee of our Board (the "Compensation Committee") assists the Board in overseeing:

—	the design and administration of key compensation and human resource policies;

—	the design and administration of short term and long term incentive compensation programs; and

—	the review of senior executive compensation matters including the compensation of the President and Chief Executive Officer (the "CEO").

The Compensation Committee reports to our Board and operates under approved terms of reference which are available on our website at www.pengrowth.com. The Compensation Committee has been delegated the authority to approve certain human resource and compensation matters. It reviews and recommends the following for approval by the Board:

—	any significant changes in the design and administration of our incentive compensation programs;

—	the base salary, short term and long term incentive awards for the senior executive team; and

—	the executive employment agreement, base salary and the short term and long term incentive awards for the CEO.

The Compensation Committee comprises Messrs. D. Michael G. Stewart (Chair), Thomas A. Cumming, Kelvin B. Johnson and John B. Zaozirny. Each is an independent member of the Board and is knowledgeable about compensation design and administration. All of the Compensation Committee members have served as a senior executive officer and/or director of numerous organizations and have direct experience in establishing and operating executive and corporate compensation programs. Reference should also be made to each member's biography found under "Information Concerning the Director Nominees" above.

During 2012 and early 2013, the Compensation Committee continued its oversight of executive compensation disclosure and related governance. Key activities and initiatives to date included:

—
a regular meeting schedule (four to five times per year) and a detailed annual workplan to ensure that the Compensation Committee discharges the responsibilities delegated to it by the Board under the Compensation Committee’s terms of reference;

—
the continued engagement of an independent consultant, Hugessen Consulting Inc. ("Hugessen"), to advise the Compensation Committee on emerging competitive and governance issues and certain executive compensation matters including the compensation package for the CEO and the senior executive team;

—	a detailed review of compensation disclosure practices of peer companies and changes to prescribed compensation disclosure by regulatory authorities in Canada and the U.S.;

—	a detailed re-assessment of our long term incentive compensation program, working with both Hugessen and Mercer LLC, a wholly-owned subsidiary of March & McLennan Companies, Inc. ("Mercer");

—	a re-assessment of peer groups appropriate for executive compensation and corporate performance benchmarking purposes;

—	re-benchmarking the compensation for the CEO and each member of the senior executive team, working with Mercer’s data and analysis and review by Hugessen;

—	simulation testing of proxy advisory firms’ pay for performance tests; and

—	completion of the annual formal risk assessment of Pengrowth's current executive compensation programs.

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In addition to the advice of Hugessen, the Compensation Committee relies upon information provided by management, industry compensation surveys subscribed to by Pengrowth and other publicly-available executive compensation reports.

Compensation Philosophy and Objectives

The objectives of our compensation program remain to:

—	compensate competitively with the market to ensure we attract and retain the human resources talent required to operate the enterprise and execute our strategic plan;

—	reward performance, both corporate and personal; and

—	ensure alignment of short and longer term compensation programs with the interests of Shareholders.

These objectives apply to all Pengrowth team members including the senior executive team.

Compensation for each member of the Pengrowth team, including the senior executive team, comprises: a base salary; an annual cash-based short-term incentive plan ("STIP"); a share-based long term incentive plan ("LTIP"); a package of company-paid employee benefits standard to all employees; and perquisites such as parking. Details of these elements are described in the compensation discussion and analysis ("CD&A") section of this Circular entitled "Statement of Executive Compensation".

Pengrowth aims to set compensation for all employees (including senior executives) such that total direct compensation (i.e., base salary + STIP + LTIP) pays at:

—
generally the 50th percentile and, in exceptional circumstances, above the 50th percentile of the comparable total direct compensation of peer companies when Pengrowth and the individual achieve target goals and expectations; and

—	the 75th percentile of the comparable total direct compensation of peer companies when both Pengrowth and the individual significantly exceed target goals and expectations.

Pengrowth’s approach to total direct compensation combines both corporate and individual performance elements and directly supports the execution of Pengrowth’s strategic plan. Compensation programs are structured to reward short term (annual) performance without compromising or risking longer term growth in shareholder value. Pengrowth’s long term incentive compensation program of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") have a three year horizon and includes a combination of value received from time vesting (RSUs) and corporate performance (PSUs).

All of our employees have some portion of their compensation "at risk"; tied to both individual and corporate performance. The proportion of total compensation which is tied to corporate performance increases as the level and scope of responsibilities increase.

Strategic context and Corporate Performance Overview

Strategically, organizationally and operationally, Pengrowth is still in the process of transitioning from a trust to a successful, dividend-paying exploration and development company. Over the past three and one half years, the senior executive team and a large portion of the employee complement has been rejuvenated. The Corporation has adopted a strategic plan largely focused on organic growth and optimization of the existing asset base. In early 2013, Pengrowth announced a shift in its corporate strategy. Our corporate strategy is to use cash flow from existing conventional operations to sustain our current dividend and to fund the development of a portfolio of oil assets with low declines and long reserve lives aimed at supporting production growth and a long-term stable dividend payout. Our plan is to rationalize our asset base during 2013 and to dispose of up to $700 million of non-core assets. The strategy is centered on the development of up to 50,000 barrel per day ("bbl/d") of bitumen at Pengrowth’s steam assisted gravity drainage ("SAGD") project at Lindbergh, Alberta. The first phase of the Lindbergh project is designed to produce 12,500 bbl/d. It is estimated to cost approximately $600 million and will not be in full production until 2015. Until phase one of Lindbergh is in production, Pengrowth will use the cash flow from its existing asset base to sustain the current dividend and asset sales to fund the capital expenditures at Lindbergh. As a consequence, over the 2013 – 2015 period, Pengrowth’s cash flow and financial flexibility will be stretched and its conventional production and reserve base is expected to shrink.

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Key performance metrics for the past three years:

	2012	2011	2010
Production
Annual Average (boe/d)	85,748	73,973	74,693
Operating Costs ($/boe)	14.61	14.15	13.09
Year End Proved plus Probable Reserves (MMboe)	512.0	330.5	318.4
Year End Debt (before working capital)/EBITDA	2.8	1.4	1.5
Year End Stock Price ($/Share or unit)	4.95	10.76	12.78
Dividends/Distributions Paid ($/Share or unit)	0.69	0.84	0.84
Total Shareholder Return
Annual (%)	-48.0	-9.2	34.2
Three Year Average (%)	-21.0	-1.26	-12.8

Annual production and year end reserves for 2012 reflect the acquisition of NAL Energy Corporation ("NAL") completed on May 31, 2012 as well as additional reserves bookings from the Lindbergh project. As a result of deteriorating crude oil price differentials and weakness in natural gas prices and the increased debt assumed with the NAL acquisition, the Corporation reduced its dividend in August 2012 to preserve ongoing financial flexibility.

Pengrowth’s stock price weakened throughout 2012 and, with the reduction in the dividend, translated into a -48% return to shareholders for 2012. This bottom quartile result in total shareholder return ("TSR") is not acceptable and the strategic plan is intended to reverse this situation and provide a platform for share price appreciation and better than median total returns to Shareholders.

The pain that our Shareholders have experienced over the past two years is top of mind for the senior executive team, the Board and the Compensation Committee. All of our decisions on executive compensation try to find the right balance between near term returns to Shareholders and having the right senior executive team in place to execute the strategic plan.

Compensation Committee Actions, Decisions and Approvals

The following compensation-related actions, decisions and approvals were taken, or made, by the Compensation Committee and the Board during 2012 and early 2013:

—	approved a base salary budget increase of 4.0% for 2012;

—	approved the 2012 Corporate Scorecard for 2012 STIP corporate performance measurement;

—	approved the CEO's 2012 goals and objectives;

—	conducted an extensive review of the design and effectiveness of the Corporation’s LTIP and approved the addition of an additional performance metric to the 2013 PSUs;

—	set a minimum payout of 50% for the 2010 and 2011 PSUs, consistent with the 2012 PSU design;

—	revised the peer groups for executive compensation and corporate performance benchmarking purposes (see below);

—
reviewed the competitive re-benchmarking prepared by Mercer of the compensation of each member of the executive team and approved changes to the pay positioning, STIP and LTIP targets for certain members of the executive team;

—	reviewed a report from Hugessen on the compensation of the CEO (see below);

—	assessed the relative corporate performance under the 2010 PSU grant and determined a 50% payout and vesting of the 2010 PSUs;

—	reviewed the results achieved under the 2012 Corporate Scorecard and determined the Corporate Performance Multiplier for 2012 STIP payout (see below);

—
reviewed the CEO’s assessment of the individual performance of each of the members of the senior executive team and the CEO’s 2012 STIP, 2013 base salary and 2013 LTIP award recommendations for each member of the senior executive team (excluding himself);

—	considered the CEO’s performance against his 2012 goals and objectives (see below);

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—
approved the 2013 base salary, 2012 STIP award, 2013 STIP target and 2013 PSU and RSU grants for executive team members, excluding the CEO (for additional details, please refer to "Statement of Executive Compensation - Summary Compensation Table");

—
approved the 2013 base salary , 2012 STIP award, 2013 STIP target and 2013 PSU and RSU grant for the CEO (for additional details, please refer to "Statement of Executive Compensation - Summary Compensation Table");

—	approved the aggregate 2012 STIP payout of $12.0 million and 2013 LTIP awards of $28.4 million;

—	in conjunction with the Corporate Governance and Nominating Committee (the "Corporate Governance Committee") recommended for subsequent approval by the Board:

i.	the DSU grants to the independent Directors as reported in the "Director Compensation Table";

ii.	a "Say on Pay" advisory vote at the 2013 general meeting of Shareholders; and

iii.	implementation of an incentive compensation recoupment policy ("Incentive Compensation Recoupment Policy");

—	approved a 2013 base salary budget increase of 5.0% for office employees and 4.5% for field employees for 2013;

—	approved the 2013 Corporate Scorecard for 2013 STIP corporate performance measurement; and

—	approved the CEO's 2013 goals and objectives.

Where appropriate, the Compensation Committee obtained advice and comments from Hugessen on the compensation recommendations being proposed by management.

LTIP Design Changes

During 2012, the Compensation Committee directed management to undertake a comprehensive review of the design and effectiveness of Pengrowth's long term compensation philosophy and program. While a number of design alternatives were considered, it was determined that the current program of 50% RSUs and 50% PSUs for executives was effective subject to the incorporation of an additional performance metric in the PSUs that is consistent with the near term challenges that Pengrowth faces as it transitions to a niche thermal oil producer.

After considering management’s assessment and the supporting advice of Hugessen, the Compensation Committee and the Board approved the following LTIP design changes:

—
2013 PSU grants (which have three year cliff vesting in March 2016): Introduction of a Debt/EBITDA performance metric in addition to relative TSR, with each performance metric weighted at 50% of the PSU and the PSU portion of the LTIP continuing to have a three year cliff vesting. The TSR portion of the metric comprises four equal tranches: 25% in each of 2013, 2014 and 2015 (aggregate 75%) and 25% over the three year 2013 – 2015 performance period. The Debt/EBITDA performance metric is earned in three equal tranches: 33 1/3% in each of 2013, 2014, and 2015.

—	2011 PSU grants (which vest in March 2014): a minimum payout of 50% to be consistent with the 2012 and 2013 PSUs.

As a result of the competitive re-benchmarking of the compensation of each member of the executive team, the Compensation Committee, with the supporting advice of Hugessen, determined and the Board approved the following LTIP target awards for the Named Executive Officers ("NEOs") for 2013:

	LTIP Target Award (% of base salary)
	2013	2012
Derek W. Evans, President and Chief Executive Officer	300%	250%
Christopher G. Webster, Chief Financial Officer	250%	200%
Marlon J. McDougall, Chief Operating Officer	250%	200%
Robert W. Rosine, Executive Vice President, Business Development	200%	175%
James E.A. Causgrove, Senior Vice President, Operations and Engineering	200%	175%

Revised Peer Groups

Each year the peer groups for executive compensation and corporate performance benchmarking purposes are reviewed to ensure such are an appropriate reflection of the market.

For 2013 corporate performance assessment purposes, to accommodate the frequency of corporate takeovers and mergers in the exploration and production sector, the Compensation Committee endorsed management’s recommendation and approved a larger revised peer group of 30 mid-cap exploration and production companies set out below that are the considered to be a close match

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within Pengrowth’s competitive environment. This group represents a broad cross-section of companies in the TSX/S&P Capped Energy Index but excludes certain midstream, pipelines, oilfield services, internationally focused and integrated companies which are not directly comparable to or competitive with Pengrowth for business opportunities and equity capital.

For 2013 executive compensation purposes, the Compensation Committee approved a peer group of 11 publically traded companies using the companies indicated with an asterisk (*) below, whose size and production is in a range close to Pengrowth’s.

Advantage Oil & Gas Ltd.	Cenovus Energy Inc.	PetroBakken Energy Ltd.
ARC Resources Ltd.*	Crescent Point Energy Corp.*	Petrobank Energy and Resources Ltd.*
Athabasca Oil Corporation	Crew Energy Inc.	Peyto Exploration & Development Corp.*
Bankers Petroleum Ltd.	Encana Corporation	Suncor Energy Inc.
Baytex Energy Corp.*	Enerplus Corporation*	Talisman Energy Inc.
Birchcliff Energy Ltd.	Husky Energy Inc.	Tourmaline Oil Corp.*
BlackPearl Resources Inc.	Imperial Oil Limited	Trilogy Energy Corp.
Bonavista Energy Corporation*	Legacy Oil + Gas Inc.	Vermilion Energy Inc.*
Bonterra Energy Corp.	MEG Energy Corp.*	Whitecap Resources Inc.
Canadian Natural Resources Limited	Paramount Resources Ltd.
Canadian Oil Sands Limited	Penn West Petroleum Ltd.*

Compensation data from these peers is used to benchmark base salary, and short and long term incentive target values for the executive team.

2012 Corporate Scorecard Assessment and 2012 STIP Award

Pengrowth's 2012 Corporate Scorecard was composed of a number of measures that were expected to be the key drivers of Pengrowth's success during the year. This set of key performance indicators with quantitative and qualitative measures and targets for 2012 was recommended by the CEO, reviewed by the Compensation Committee and Hugessen, and approved by the Board early in 2012. The scorecard was revised in mid-year to reflect the acquisition of NAL.

The measures were heavily weighted toward operational and financial results. Each of the measures in the 2012 Corporate Scorecard had a threshold level of performance (typically about 80% of the target level) which had to be reached for the measure to contribute to a payout (0.5 performance factor) as well as a target level of performance (performance factor of 1.0) and a stretch level of performance (performance factor of 2.0) above threshold. To achieve a performance factor of 2.0, there must be a significant overachievement of the target.

It is the standing practice of the Compensation Committee and the Board to consider the weighted average quantitative results from the corporate scorecard in conjunction with annual shareholder returns, the competitive environment and the CEO’s recommendation in determining the corporate performance factor to apply to the annual STIP payout and LTIP grants.

Results as measured through the corporate scorecard, combined with individual performance, are the determining factors in the amount of annual short term incentive bonus paid to employees. Each Pengrowth employee's STIP award (including those for the senior executive team and the CEO) is calculated as follows:

STIP Award	=	Base Salary ($) x STIP Target Award (% of base salary) x Corporate Performance Factor (0-2.0) x Corporate Performance Weighting (% specific to employee)

+

Base Salary ($) x STIP Target Award (% of base salary) x Individual Performance Factor (0-2.0) x Individual Performance Weighting (% specific to employee)

An assessment of 2012 performance against the 2012 Corporate Scorecard is shown below:

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Scorecard Component	Weight	Target	2012 Results
Health, Safety and Environment A set of health, safety, regulatory and environmental targets. Each target reflects an improvement in prior year’s performance and better than industry average performance.	20%	Threshold: Within 10% of industry average Target: 100% of target for each category Maximum: 10%+ better than industry average	Targets exceeded on reporting, hazard identification and reclamation certificates. Better than threshold results achieved on regulatory compliance but target not met on incident frequency.
People and Culture Measures of ongoing improvements in work processes. Enhancements of specified forecasting, capital management and drilling reporting processes. Staff efficiency measured by Mboe of annual production/full time head office equivalent position ("FTE").	10%	Threshold: 80% of target Target: 100% implementation Maximum: All forecasting and drilling systems implemented, under budget Threshold: 65 Mboe/FTE Target: 67 Mboe/FTE Maximum: 71 Mboe/FTE	Target indicators exceeded, under budget. Integrated increased production with proportionately fewer general and administrative employees. Targets exceeded.
Capital Efficiency Cost to replace production (finding and development costs).	20%	Threshold: $27.00/boe Target: $24.00/boe Maximum: $19.00/boe	Targets exceeded. Effective performance with Lindbergh reserve additions and NAL acquisition. Below median results on organic finding and development assets.
Production Average daily production for the year with an added factor reflecting the exit rate.	30%	Threshold: 74,000 boe/d Target: 75,500 boe/d Maximum: 78,500 boe/d	Targets exceeded. Full year volume averaged well above maximum due to the NAL acquisition, but tempered by significant unplanned outages.
Operating Costs and Optimization Measures of cost efficiency.	20%	Threshold: $15.00/boe Target: $13.95/boe Maximum: $11.90/boe	Better than threshold but target not met
	100%		138%

As indicated above, our 2012 measurable results came in above target values on a weighted average basis. Given the -48% return experienced by our Shareholders in 2012, the Board, upon recommendation of the CEO and the Compensation Committee, approved a reduced corporate performance factor of 1.10, slightly above target, for the corporate performance portion of 2012 STIP awards and 2013 LTIP grants. Further, in light of the Corporation’s under performance on meeting production guidance, organic finding and development costs and certain corporate objectives, the Board, upon the recommendation of the CEO and the Compensation Committee, further reduced the 2012 STIP awards to the CEO, Chief Financial Officer ("CFO") and Chief Operating Officer ("COO") to 90% of their respective 2012 STIP target award. Half of the 2012 STIP award for the CEO, CFO and COO was paid out in cash and half granted as RSUs that vest over two years.

CEO Performance and Compensation

In early 2012, the Board approved the CEO’s 2012 goals and objectives. These detailed goals and objectives were consistent with the strategic plan adopted by the Board and the 2012 Corporate Scorecard. These goals and objectives were organized along themes respecting: leadership; strategy development and execution; operational and financial results; organizational capacity and corporate culture; and financial stewardship and investor relations.

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In early 2013, the Compensation Committee completed an assessment of the CEO’s performance in 2012. Having regard for the results achieved under the 2012 Corporate Scorecard; the successful integration of NAL; the advancement of the Lindbergh project; and the organizational enhancements, the Compensation Committee assessed Mr. Evans' personal performance factor at 1.5 for 2012.

The CEO's 2012 personal performance factor has a direct bearing on his 2013 LTIP award as follows:

2013 LTIP Award	=	2013 Base Salary ($) x LTIP Target Award (300%) x 2012 Corporate Performance Factor (1.1) x Corporate Performance Weighting (80%)

+

2013 Base Salary ($) x 2013 LTIP Target Award (300%) x 2012 Individual Performance Factor (1.5) x Individual Performance Weighting (20%)

In February 2013, the Compensation Committee reviewed a report on the CEO’s compensation prepared by the independent consultant at the request of the Compensation Committee. In benchmarking the CEO’s compensation package, Hugessen reviewed the publicly available compensation information of the revised executive compensation peer group companies as well as other market data and executive compensation trend information. The Hugessen report concluded that, while the CEO’s target total cash compensation (i.e., base salary + STIP) was competitive, the CEO’s target total direct compensation (i.e., base salary + STIP + LTIP) was significantly below the peer group median. It was also noted that the CEO’s base salary had not been increased for over two years.

Upon the recommendation of the Compensation Committee, the Board approved the following compensation for the CEO:

-	an increase in the CEO’s base salary from $475,000 per annum to $500,000 effective March 1, 2013;

-	a 2012 STIP award of $427,500 (90% of target); and

-	an increased LTIP target award of 300% of base salary (up from 250% of base salary) commensurate with the 2013 LTIP award.

This would equate to a 2013 total direct compensation package of $2.5 million, slightly below market median. A summary of the CEO’s reported and realized compensation for each of 2010, 2011 and 2012 is shown in the table below.

Year	Salary, STIP and Other (Reported)	Grant Date Value of At Risk LTIP	Total Compensation Reported	Realized Value of LTIP	Realizable Value of LTIP Still At Risk (as at December 31st, 2012	Grant Date Value vs Realized/ Realizable Value
2012	$1,091,835	$1,260,009	$2,351,844	$0	$618,141	-$641,868
2011	$1,082,093	$1,045,000	$2,127,093	$0	$409,236	-$635,764
2010	$1,034,337	$931,000	$1,965,337	$0	$416,171	-$514,829
2009	$483,502	$887,152	$1,370,654	$349,942(1)	N/A	-$537,211
Totals	$3,691,767	$4,123,161	$7,814,928	$349,942	$1,443,548	-$2,329,671

Note:
(1)
DEUs granted in 2009 with a grant date value of $529,330 were exercised on March 2, 2012 with a realized value on the date of exercise of $349,942. As at December 31, 2012, Mr. Evans held 189,093 options granted to him in 2009 with a weighted average exercise price of $9.46 per share, which will expire in 2014. No realizable value for these options has been included in this table.

The CEO’s pay mix is heavily weighted to pay for performance with STIP and LTIP representing 20% and 60% of his 2013 target compensation package, respectively. The table above shows that the CEO’s realized compensation is well below reported values as a result of the decline in Pengrowth’s share price and the Corporation’s below median TSR performance affecting the value of RSUs and PSUs received upon vesting.

The CEO is required to own common shares (and equivalents) equal to three times his base salary. The following table depicts the CEO’s equity interest in the Corporation. As at December 31, 2012, he had invested over $2.5 million in Common Shares and continues to invest significant amounts of money in Common Shares. Mr. Evans has incurred a paper loss of over $1 million in the value of his purchased equity ownership in Pengrowth as a result of the decline in the stock price. It can be concluded that our executive incentive compensation programs are working appropriately and that the CEO’s compensation is closely aligned with the interests of Shareholders.

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CEO Equity at Risk

		Total Cost of Shares Acquired During the Year		Aggregate Holdings at December 31st
Year	Shares Acquired During the Year (net)	Market and ESOP Purchases	On LTIP Exercise	Number of Shares	Cost Base	Market Price	Market Value	Market Value vs. Cost Base
2009	155,380	$1,587,687	$0	155,380	$1,587,687	$10.15	$1,577,107	-$10,580
2010	12,121	$57,000	$0	167,501	$1,644,687	$12.78	$2,140,663	$495,976
2011	31,461	$282,882	$0	198,962	$1,927,569	$10.76	$2,140,831	$213,262
2012	91,131	$223,762	$349,942	290,093	$2,501,272	$4.95	$1,435,960	-$1,065,312

Senior Executive Team Performance and Compensation

In December 2012, the Compensation Committee reviewed a report prepared by Mercer which benchmarked the compensation of each member of the senior executive team using publicly available compensation information from the revised executive compensation peer group as well as other market data and executive compensation trend information. As was the case with the CEO, the data and analysis confirmed that, in general, while the target total cash compensation (i.e., base salary + STIP) was competitive, total direct compensation (i.e., base salary + STIP + LTIP) was below, and in some cases significantly below, the market median. To rectify this situation, the Board, upon the recommendation of the Compensation Committee, approved and implemented an increase in the pay positioning, STIP and LTIP targets for a number of the senior executive team members.

Each member of the senior executive team had a set of 2012 goals and objectives that were consistent with the strategic plan adopted by the Board, the CEO’s 2012 goals and objectives and the 2012 Corporate Scorecard.

In February 2013, the Compensation Committee reviewed the CEO’s assessments of the 2012 performance and compensation recommendations for each member of the senior executive team. After deliberation, the Compensation Committee recommended for approval by the Board of Directors the 2013 base salary, 2012 STIP award and 2013 LTIP award for each member of the senior executive team.

Overall Assessment and Conclusions

The Compensation Committee is of the opinion that Pengrowth's executive compensation program is appropriately structured and balanced and is in line with key issues of interest to Shareholders and regulators. In particular, the Compensation Committee believes that it has overseen the design of a program where: (i) pay is tied to performance; (ii) total pay is in line with the revised executive compensation peer group; (iii) the pay mix for the CEO and the entire senior executive team reflects a significant amount of pay "at risk"; and (iv) the overall company risk profile is uncompromised by compensation structure.

In January 2013, the Canadian Coalition of Good Governance ("CCGG") released its revised Executive Compensation Principles. Pengrowth’s alignment with these principles is described below:

CCGG Principle		Pengrowth Position

1.	A significant component of executive compensation should be "at risk" and based upon performance.
The CEO’s base pay comprises only 20% of his annual target total direct compensation with STIP (20%) and LTIP (60%) comprising the balance. 80% of his STIP and LTIP awards are directly tied to corporate performance. For the CFO and COO, base pay represents less than 25% of their target total direct compensation and 75% of their compensation is directly tied to corporate results.

2.	"Performance" should be based on key business metrics that are aligned with corporate strategy and the period during which risks are being assumed.
STIP awards are based upon a quantitative assessment against key performance metrics and modified, if appropriate, by the use of "informed judgment" by the CEO, the Compensation Committee and the Board.

LTIP is "at risk" for stock price on the RSUs and stock price and corporate performance on the PSUs. The three year structure of the LTIP is appropriate to the business and the strategic plan.

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3.	Executives should build equity in the company to align their interests with those of shareholders.
Executive ownership guidelines are in place. The CEO is required to hold a minimum of three times his annual base salary in Common Shares (and equivalents). The other NEOs are required to hold two times their respective base salaries in Common Shares (and equivalents). All of the NEOs hold Common Shares (and equivalents) in excess of the minimum ownership guidelines.

4.
A company may choose to offer pensions, benefits and severance and change-of-control entitlements. When such perquisites are offered, the company should ensure that the benefit entitlements are not excessive.

Pengrowth has no pension plan and offers industry competitive benefits and perquisites which represent a very modest portion of the pay package of the senior executive. Executive employment agreements are relatively industry standard and do not provide for excessive payouts on change in control or severance.

5.	Compensation structure should be simple and easily understood by management, the board and shareholders.
Pengrowth’s compensation programs have been developed in consultation with outside advisors and are very similar to those employed by the Corporation’s peers. The programs are well understood by the employees, management, the Compensation Committee and the Board. They are also fully described and disclosed to the Shareholders.

6.	Boards and shareholders should actively engage with each other and consider each other’s perspective on executive compensation matters.
While Pengrowth has not, to date, been asked to engage directly with Shareholders on compensation matters other than at Shareholders meetings, the Corporation is very mindful of the interests of Shareholders in the design and administration of its executive compensation programs. The Corporation has implemented an Incentive Compensation Recoupment Policy and will have an advisory vote on executive compensation at its 2013 annual meeting of Shareholders.

The Compensation Committee and the Board is mindful of the need to balance risk and reward in executive compensation. In early 2013, the Compensation Committee undertook its second annual risk assessment of Pengrowth's executive compensation program and related governance and administrative processes. While the CEO and his senior executive team clearly have a large proportion of their compensation "at risk", the quantum of the incentive compensation and the mix between STIP and LTIP is intended to discourage inappropriate risk taking. The compensation structure and mix of short and long term rewards reinforces an appropriate level of risk taking behaviour and does not encourage sub-optimization or reward actions that could produce short term success at the cost of long term sustainable Shareholder results. Importantly, the Board monitors and reviews all significant capital expenditure and corporate performance against the approved strategic plan, annual budget, annual corporate scorecard and the CEO’s goals and objectives on a regular basis. After due consideration of the risk assessment, the Compensation Committee concluded that Pengrowth’s compensation programs as currently designed do not encourage excessive risk taking and the compensation-related governance processes are more than adequate.

In conclusion, the Compensation Committee is of the opinion that Pengrowth’s compensation program is aligned with Shareholders’ interests and that we have a program that is supportive of the execution of our strategic plan.

Submitted on behalf of the Compensation Committee of the Board.

D.M.G. Stewart (Chair)

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis ("CD&A")

This CD&A describes:

(i)	the significant elements of Pengrowth's executive and director compensation programs;

(ii)	the principles on which we make compensation decisions and determine the amount of each element of executive and director compensation; and

(iii)	the disclosure and the rationale for the material compensation decisions made by the Compensation Committee for the fiscal year ended December 31, 2012.

This CD&A should be read in conjunction with the preceding Compensation Committee report.

Named Executive Officers ("NEOs")

The following is a discussion of the compensation arrangements with our CEO, CFO, and the three other most highly compensated executive officers for the year ended December 31, 2012. For the year ended December 31, 2012 the NEOs in this CD&A are:

Mr. Derek W. Evans, President and Chief Executive Officer

Mr. Christopher G. Webster, Chief Financial Officer

Mr. Marlon J. McDougall, Chief Operating Officer

Mr. Robert W. Rosine, Executive Vice President, Business Development

Mr. James E.A. Causgrove, Senior Vice President, Operations and Engineering

Mandate and Composition of the Compensation Committee

The Compensation Committee assists the Board in overseeing the design and administration of key compensation and human resource policies and compensation for the executive team including the CEO. The Compensation Committee reports to the Board and is governed by terms of reference adopted by the Board, which are available at www.pengrowth.com. The Compensation Committee is currently composed of Mr. D. Michael G. Stewart (Chair), Mr. Thomas A. Cumming, Mr. Kelvin B. Johnston and Mr. John B. Zaozirny. Each member of the Compensation Committee is an independent member of the Board and has experience in executive and corporate compensation programs. None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth.

Compensation Consultant

The Compensation Committee has engaged an independent compensation consultant, Hugessen, to provide advice on executive and other compensation matters.

Hugessen was originally engaged in 2009 and has provided specific support and advice to the Compensation Committee in determining compensation for our officers during the most recently completed fiscal year. This support has included attendance at meetings of the Compensation Committee and the provision of general market observations, benchmark market data and independent compensation analysis. The Compensation Committee is kept aware of any other work that Hugessen performs on behalf of management.

Mercer has provided compensation market survey data for the full company each year, and in 2012 provided specific analysis on executive benchmarking, the composition of peer groups and peer comparisons for the PSU portion of the long term incentive plan.

Executive Compensation – Related Fees

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management, industry compensation surveys from Mercer and publicly available executive compensation data, as well as the information and recommendations provided by Hugessen.

The table below sets out the fees paid to Hugessen and Mercer in 2011 and 2012 related to executive compensation and other matters. Other fees for Mercer relate to non-executive compensation data and surveys. For Hugessen, other fees relate to general compensation plan consultation from a full company perspective.

	Hugessen		Mercer
	2012	2011	2012	2011
Executive Compensation related fees	$102,800	$109,000	$97,600	-
All other fees	$14,400	$43,000	$13,200	$3,000
Total Fees	$117,200	$151,000	$110,800	$3,000

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2012 Peer Groups

Our target compensation levels are determined in relation to the compensation level of a specific group of Canadian domestic oil and gas producers and with which we compete for talent. Compensation data is available through a combination of public disclosure and compensation surveys prepared by independent consulting firms. For 2012 executive compensation purposes, the Compensation Committee approved a peer group of mid-cap exploration and production companies that were considered to be the closest match for comparing executive compensation within Pengrowth’s competitive environment.

— ARC Resources Ltd. — Baytex Energy Corp. — Bonavista Energy Corporation	— Crescent Point Energy Corp. — Enerplus Corporation	— Penn West Petroleum Ltd. — Progress Energy Resources Corp.

Compensation data from these peers was used to benchmark base salary and short and long term incentive target values. At the time, the Compensation Committee concluded that these peers represented the competitive market for senior executive talent, had comparable executive roles and had compensation structures that could readily be benchmarked with Pengrowth.

For 2012 PSU corporate performance assessment purposes, the Compensation Committee approved a larger peer group of 23 exploration and production companies:

—   Advantage Oil & Gas Ltd.
—   ARC Resources Ltd.
—   Baytex Energy Corp.
—   Birchcliff Energy Ltd.
—   Bonavista Energy Corporation
—   Bonterra Energy Corp.
—   Canadian Natural Resources Limited
—   Celtic Exploration Ltd.
— Cenovus Energy Inc. — Crescent Point Energy Corp. — Crew Energy Inc. — Encana Corporation — Enerplus Corporation — Legacy Oil + Gas Inc. — NAL Energy Corporation — NuVista Energy Ltd.	— Paramount Resources Ltd. — Penn West Petroleum Ltd. — PetroBakken Energy Ltd. — Peyto Exploration & Development Corp. — Progress Energy Resources Corp. — Tourmaline Oil Corp. — Trilogy Energy Corp.

The Compensation Committee approved the 2012 peer group in early 2012 after receiving advice from Hugessen. At the time it was approved, the Compensation Committee was of the view that the peer group represented an appropriate comparator group for Pengrowth in 2012, particularly with respect to market capitalization, oil and gas production and total number of Canadian employees.

In early 2013, the Compensation Committee approved revised peer groups for executive compensation and 2013 corporate performance assessment purposes (see "Compensation Committee Report – Revised Peer Groups").

Compensation Approval Process

In determining our executives' annual compensation, the Compensation Committee considers individual performance assessments; market data for similar positions within the executive compensation peer group; and with respect to STIP and LTIP, performance against the current year’s corporate scorecard and Pengrowth's performance compared to the relevant peer companies.

The Compensation Committee reviews the proposed levels for each executive to ensure consistency and appropriateness of:

—	current industry circumstances;

—	corporate and individual performance; and

—	relative positioning of each executive with external and internal peers.

During in-camera sessions, the advice of the independent compensation consultant is received and considered.

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Compensation Elements

The key elements of our compensation program reflect our pay for performance philosophy and are depicted in the table below:

To implement our compensation and rewards philosophy, a competitive market median position is established for each role in the Corporation. A range around the median base pay position is established such that developing employees are placed below the median in their range and experienced and highly qualified individuals may be placed above the median position. Target levels for annual STIP and LTIP are generally set at the market median position for the role.

Base Salaries

The base salaries of all employees are reviewed annually. Factors considered when establishing and adjusting base salaries for the NEOs include:

—	comparable base salaries in the executive compensation peer group;

—	general market conditions;

—	the scope of responsibility and accountability within Pengrowth;

—	internal equity within the executive group; and

—	the individual's recent and historical performance and contribution to our success.

Base salary adjustments are generally made on March 1st of each year. Further information on the base salaries of the NEOs is in the "Statement of Executive Compensation – Summary Compensation Table".

The following table reflects the 2012 base salary decisions of the Board with respect to the 2012 NEOs and comparative statistics for these same individuals for 2010 and 2011.

	Base Salary			% CHANGE IN BASE SALARY
NEO	2010	2011	2012	2010-2011	2011-2012
Derek W. Evans	$475,000	$475,000	$475,000	0%	0%
Christopher G. Webster	$318,666	$320,000	$330,000	0.4%	3.1%
Marlon J. McDougall(1)	-	$360,000	$370,000	n/a	2.8%
Robert W. Rosine(2)	$316,000	$316,000	$325,000	0%	2.9%
James E.A. Causgrove	$280,000	$290,000	$300,000	4%	3.5%
Total for NEOs(3)	$1,389,666	$1,761,000	$1,800,000	n/a	2.2%
Average(4)	$347,417	$352,200	$360,000	1.4%	2.2%

Notes:

(1)	Marlon McDougall's 2011 base salary reflects an annualized number. His employment commenced on August 8, 2011 and was paid $143,308 for the period from August 8, 2011 to December 31, 2011.

(2)	Robert Rosine's 2010 base salary reflects an annualized number. His employment commenced on March 1, 2010 and was paid $263,333 for the period from March 1, 2010 to December 31, 2010.

(3)
The "Percentage Change in Base Salary" numbers have not been provided for "Total for NEOs" for the 2010-2011 comparison as not all five of the NEOs are included in the 2010 total. Mr. McDougall’s 2011 base salary was annualized for the 2011-2012 "Total for NEOs" comparison.

(4)
Calculated based on simple average of NEO's base salaries for the respective years. Messrs. McDougall's and Rosine's salaries were annualized for purposes of calculating the percentage change in base salary for the years that they joined us, 2011 and 2010, respectively.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 27

Short Term Incentive Plan

Our STIP aims to align the annual rewards of employees with the interests of Shareholders. The plan is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year. Each employee has an STIP target, expressed as a percentage of base salary. Individual STIP targets vary by organization level, with more senior positions having proportionately more pay at risk; and weighted more heavily towards corporate performance, reflecting the nature and impact of their contributions. Based on competitive data from the executive compensation peer group, the Compensation Committee sets an annual STIP target percentage of base salary for each of the NEOs.

At the beginning of each fiscal year, the Board receives the recommendations of the Compensation Committee and approves a Corporate Scorecard reflecting the year’s performance targets. These performance factors are primarily quantitative in nature and are communicated to our entire workforce. Greater weight is assigned to quantifiable and measurable operational performance to focus all employees on performance measures and outcomes that are within their influence. Each performance factor has a threshold, target and stretch level. If we do not achieve the threshold level of performance for any particular factor, no credit will be granted for that factor in the calculation of the corporate performance factor. When the annual results as recommended by the CEO are reviewed by the Compensation Committee at year end, factors including scorecard performance, Shareholder returns, the competitive staffing environment and peer group performance are considered by the Compensation Committee and the Board. An overall corporate performance factor is approved and determines each employee's payout on the corporate portion of the STIP award.

The Board, on the recommendation of the Compensation Committee, approved a 2012 corporate performance factor of 110% and such was used to determine STIP awards for employees. See the discussion of our performance relative to our 2012 Corporate Scorecard and STIP award determination under "Compensation Committee Report – 2012 Corporate Scorecard Assessment and 2012 STIP Award" above.

Further, to reflect 2012 share performance, the Board reduced both the corporate and individual portions of 2013 STIP awards to the CEO, CFO and COO to 90% of their respective 2012 STIP target award. Half of this 2012 STIP award for the CEO, CFO and COO was paid out in cash and half granted as RSUs that vest over two years.

Long Term Incentive Plan

The purpose of our LTIP is to align employees’ interests over more than one year with those of Shareholders. The plan encourages Participants to remain on the Pengrowth team, and provides additional incentive to Participants’ efforts on the Corporation’s behalf. Eligible Participants under the LTIP include all permanent employees, Directors and officers of, and service providers to, Pengrowth. The LTIP has a rolling and reloading maximum number of Common Shares reserved for issuance equivalent to 3.2% (prior to May 1, 2013, the limit was 4.5%) of the number of Common Shares that are issued and outstanding from time to time.

Notwithstanding the above limit, the aggregate number of Common Shares issuable at any time to non-officer Directors under the LTIP may not exceed the lesser of: (i) 0.5% of the issued and outstanding Common Shares; or (ii) $100,000 per Director on an annual basis. The $100,000 per year limitation was approved by our Board as of May 1, 2013. In addition to the above limitations, the rules of the Toronto Stock Exchange ("TSX") prescribe that the aggregate number of Common Shares issuable at any time to "insiders" under the LTIP when combined with all of our other security-based compensation arrangements may not, in the aggregate, exceed 10% of the issued and outstanding Common Shares. Further, during any one year period, we cannot issue to such insiders under the LTIP when combined with all of our other security-based compensation arrangements, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares.

In the event that an expiry date of any Unit falls within a prescribed blackout period applicable to a Participant, or within 10 days after the expiry of a blackout period applicable to a Participant, then the expiry date of the affected Units shall be the date that is the 10th business day after the expiry date of the relevant blackout period.

Our LTIP for employees comprises two elements:

—
Restricted Share Units ("RSUs"), with value that varies with the future price of our Common Shares. Each RSU vests in 1/3 tranches on the first, second and third anniversaries of the date of the grant. The number of Common Shares ultimately issued on exercise of vested RSUs will be equal to the number of RSUs initially awarded to the holder, plus the reinvestment of notional dividends paid during the term.

—
Performance Share Units ("PSUs"), with value that depends on our performance against pre-established metrics over a three year performance period. Each PSU entitles the holder to a number of Common Shares to be issued in the third year after grant. For grants made prior to 2012, the number of Common Shares issued (50% to 200% of grant) will be subject to our performance relative to a pre-established peer group over the three year period. The PSUs are adjusted to reflect the reinvestment of notional dividends. For grants made in 2012, the number of Common Shares issued (50% to 150% of grant) is based on our performance relative to a pre-established peer group with 25% earned each year (but not vested until the end of the three year period). The final 25% is set by the overall three year performance ending on the third year end following the date of grant. The number of Common Shares issued is also adjusted to reflect the reinvestment of notional dividends.

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Directors receive a separate type of LTIP award:

—
Deferred Share Units ("DSUs"), with value that varies with the future price of our Common Shares. DSUs are only issued to Directors and vest immediately but are not exercisable by the Directors until they resign from the Board. The number of Common Shares ultimately issued will be equal to the number of DSUs initially awarded to the holder, adjusted to reflect the reinvestment of notional dividends paid during the term.

Upon any Participant ceasing to be employed by, or a service provider ceasing to be engaged by, us for any reason, any unvested RSUs and PSUs will expire. Notwithstanding the foregoing, if a Participant ceases to be an officer, employee or service provider to us because of total or permanent long-term disability or retirement, any PSUs or RSUs previously credited to such Participant which have not yet vested continue to vest in accordance with their terms. On May 1, 2013, our Board approved that, in the event of the death of a Participant, all Units held by that Participant that have not yet vested shall immediately vest, be exercised and sold by the Corporation through the facilities of the TSX.

Upon a Participant commencing a leave of absence, unless otherwise determined by the Board in its sole discretion, any Units previously credited to such Participant's account which have not vested shall not vest during the Participant's leave of absence, unless the Participant's employment is terminated during such period, in which case the termination provisions of the LTIP shall apply. Upon the Participant's return to service, any Units previously credited to such Participant's account which did not vest prior to the Participant’s leave of absence or expire during such leave shall continue to vest in accordance with their terms but only a pro rata proportion of the aggregate number of Units credited to the Participant's account that would otherwise vest shall vest based on the number of days during which the Participant provided services to us and was not on a leave of absence during the period.

If, before the vesting of a Unit in accordance with the terms thereof, a Change of Control (as defined in the LTIP) occurs then, unless otherwise determined by the Board prior to the Change of Control, immediately prior to the time a Change of Control occurs, all previously unvested Units credited to a Participant's account shall immediately vest; provided, however, that such vesting of Units shall, unless otherwise determined in advance by the Board, be effective as of the date of the Change of Control and shall be conditional on the consummation of such Change of Control.

If the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification or recapitalization and not as a result of the issuance of Common Shares for additional consideration or by way of a dividend in the ordinary course, then, subject to TSX approval, the Board shall make appropriate adjustments to the number of Units outstanding provided that the dollar value of Units credited to a Participant's account immediately after such an adjustment shall not exceed the dollar value of the Units credited to such Participant's account immediately prior thereto.

Rights issued under our LTIP are not assignable other than for estate settlement purposes.

Subject to the approval of the TSX, we have the ability to make certain amendments to the LTIP without seeking Shareholder approval. These include:

(i)	amendments of a "housekeeping" or administerial nature;

(ii)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(iii)	amendments respecting the administration of the LTIP;

(iv)	amendments to the vesting provisions of the LTIP or of any unit;

(v)	amendments to the early termination provisions of the LTIP or any unit, whether or not such unit is held by an insider;

(vi)	amendments to the termination provisions of the LTIP, or any unit, other than a unit held by an insider in the case of an amendment extending the term of a unit;

(vii)	the addition of a cashless exercise feature, payable in cash or Common Shares; and

(viii)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for us to:

(i)	extend the term of a unit held by an insider;

(ii)	amend the LTIP to remove or exceed the insider participation limits set out above;

(iii)	increase the fixed percentage of issued and outstanding securities issuable pursuant to the LTIP; and

(iv)	modify or amend the amending provisions of the LTIP.

See "Business of the Meeting – Matter #5 – Approval of Amendments to Long Term Incentive Plan" for a discussion of certain proposed amendments to the above.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 29

Based on competitive data from the executive compensation peer group, the Compensation Committee has set an annual LTIP target for each of the NEOs applied as a percentage of the current salary of the NEO. The targets and weightings for the NEOs are shown in the NEO Incentives Summary table below.

In early 2013, the Board, with the recommendation of the Compensation Committee and advice from Hugessen, determined that for PSUs granted in 2010 which vested in March 2013, a minimum performance multiplier of 50% was warranted. This is consistent with the design of the 2011, 2012 and 2013 PSUs. Performance was based on Pengrowth’s relative performance against the competitive peer group established at the outset of the 2010 – 2012 performance period.

For the 2012 PSUs, the first 25% tranche of the grant was set as having been earned at a 50% multiplier. These 2012 PSUs will vest in 2015.

Following our conversion to a dividend-paying corporation effective January 1, 2011 (the "Conversion") and the implementation of the current LTIP, three legacy long term incentive plan components have either been terminated or are being wound-down.

The following tables summarize our current and legacy or inactive long term incentive plans for employees:

CURRENT LTIP
	Description	Eligibility
Restricted Share Unit (RSU)	Each RSU entitles the holder to a number of Common Shares to be issued after vesting over three years. Each vesting is one third of the grant plus reinvestment of notional dividends.	All Employees
Performance Share Unit (PSU)
Each PSU entitles the holder to a number of Common Shares to be issued in the third year after grant. For grants made prior to 2012, the number of Common Shares issued (50% to 200% of grant) will be subject to our performance relative to a pre-established peer group over the three year period. The PSUs are adjusted to reflect the reinvestment of notional dividends. For grants in 2012, the number of Common Shares issued (50% to 150% of grant) is based on our performance relative to a pre-established peer group with 25% earned each year (but not vested until the end of the three year period). The final 25% is set by the overall three year performance ending on the third year end following the date of grant. The number of Common Shares issued is also adjusted to reflect the reinvestment of notional dividends.
Salaried Employees in Senior and Professional Roles
Deferred Share Unit (DSU)
DSUs are granted only to Directors and vest immediately. Each DSU entitles the holder to a number of Common Shares plus reinvestment of notional dividends to be issued on the individual ceasing to be a Director for any reason.
Directors

LEGACY/INACTIVE LTIP
	Description	Expiry Date
Share Unit Options	Upon Conversion, participants who held former Trust Unit Rights "in the money" were given the option to convert these rights into options at the original grant price.	November 2014
Share Unit Rights (formerly Trust Unit Rights)
Upon Conversion, participants who held former Trust Unit Rights "not in the money" were converted to Share Unit Rights where the participant can exercise at the original grant price, or to the extent dividends exceed certain targets, the exercise price is adjusted downwards.
expired March 2013
Deferred Entitlement Unit (DEU)
Each DEU entitles the holder to a number of Common Shares to be issued in the third year after grant. The number of Common Shares to be issued to non-Director holders is subject to a peer group performance factor ranging from 50% to 200% and reinvestment of notional dividends. The final employee grant under this plan was in December 2010. DEUs held by Directors are not adjusted by any performance factor and cannot be exercised until the Director resigns from the Board.
expired March 2013 (for DEUs granted to employees. DEUs held by Directors continue)

NEO Incentive Summary

The following table sets out the STIP and LTIP targets in 2012 for each NEO as a percentage of their respective base salary. Achievement of individual and corporate objectives, according to the specific weightings for each NEO, is the basis for the annual STIP award and LTIP grant. NEO’s LTIP grants are in the form of 50% RSUs and 50% PSUs.

NEO INCENTIVES SUMMARY
	Targets		Performance Weighting
	STIP	LTIP	Corporate	Individual
Derek W. Evans President and Chief Executive Officer	100%	250%	80%	20%
Christopher G. Webster Chief Financial Officer	75%	200%	80%	20%
Marlon J. McDougall Chief Operating Officer	75%	200%	80%	20%
Robert W. Rosine Executive Vice President, Business Development	50%	175%	70%	30%
James E.A. Causgrove Senior Vice President, Operations and Engineering	50%	175%	70%	30%

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Benefits and Perquisites

All of our employees, including the NEOs, participate in a market competitive flexible benefits program, which includes several forms of insurance, extended health and dental coverage, short and long-term disability coverage, health and personal spending accounts and emergency travel assistance.

The executive management team is offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively. Perquisites include a vehicle allowance and parking. The value of perquisites for each of the NEOs is less than $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading "Summary Compensation Table".

Share Ownership Plan

We have a share ownership plan to encourage all employees to save for their future, while also affording the opportunity to expand the employee’s ownership stake in Pengrowth. The ownership plan itself consists of two aspects: the Employee Share Ownership Plan (the "Employee Share Ownership Plan") and the group Registered Retirement Savings Plan (the "RRSP").

We match employee contributions to the Employee Share Ownership Plan on a 1.5:1 basis up to a total of 8% of the contributor's base salary. Employee Share Ownership Plan contributions are in the form of Common Shares purchased on the secondary market. The individual's and the Corporation's contribution portions are subject to restrictions on withdrawal.

The RRSPs provide employees an opportunity to save for retirement through the share ownership matched plan or through a separate group RRSP. Employees may contribute 1-18% of their base annual salary to the RRSP (not to exceed Canada Revenue Agency guidelines).

Pengrowth does not sponsor any defined contribution or defined benefit pension plans.

Compensation Policy and Practice Risk

Annually, the Compensation Committee reviews the philosophy, design and compensation practices employed by Pengrowth and also receives advice from independent consultants. After due consideration of the risk assessment, the Compensation Committee concluded that Pengrowth’s compensation programs as currently designed do not encourage excessive risk taking and the compensation-related governance processes are more than adequate.

Compensation for the Named Executive Officers

Derek W. Evans – President and Chief Executive Officer
Derek W. Evans joined Pengrowth as President and Chief Operating Officer in May 2009 and was appointed President and Chief Executive Officer effective September 13, 2009. Mr. Evans brings over 31 years’ of experience in the energy sector in Western Canada having spent the majority of his career with Renaissance Energy Limited in a variety of operational and management positions, the last being Senior Vice President of Operations. He served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

The following table provides a description of the key elements of Mr. Evans’ compensation as CEO. Mr. Evans does not receive any salary or other compensation in his capacity as a Director.

Compensation Summary
Compensation Component	2010	2011	2012
Base Salary	$475,000	$475,000	$475,000
Annual Short Term Incentive(1)	$392,000	$377,500	$427,500
Long Term Incentive Value(2)	$931,000	$1,045,000	$1,260,009
Total Direct Compensation	$1,798,000	$1,897,500	$2,162,509
Pengrowth Contributions to Employee Share Ownership Plan	$57,000	$57,000	$57,000
All Other Compensation	$110,337	$172,593	$132,335
Total Compensation	$1,965,337	$2,127,093	$2,351,844

Notes:

(1)	One half ($213,750) of Mr. Evans’ 2012 STIP was paid in the form of RSUs which vest over two years.

(2)	Based on market price at date of issue and assuming 100% vesting and target performance.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 31

Christopher G. Webster – Chief Financial Officer
Christopher G. Webster is our Chief Financial Officer. Mr. Webster joined Pengrowth in 2000 and was appointed Treasurer in 2001. In March 2005, he was appointed Chief Financial Officer. Prior to joining Pengrowth, he held a variety of progressively senior accounting and finance positions within the petroleum industry.

Mr. Webster graduated with a Bachelor of Commerce Degree from Concordia University, and holds both the Certified General Accountant ("CGA") and the Chartered Financial Analyst ("CFA") designations.

The following table provides a description of the key elements of Mr. Webster’s compensation.

COMPENSATION SUMMARY
Compensation Component	2010	2011	2012
Base Salary	$318,666	$320,000	$330,000
Annual Short Term Incentive(1)	$200,000	$195,000	$221,600
Long Term Incentive Value(2)	$580,800	$595,200	$732,504
Total Direct Compensation	$1,099,466	$1,110,200	$1,284,104
Pengrowth Contributions to Employee Share Ownership Plan	$38,240	$38,400	$39,400
All Other Compensation	$77,696	$92,325	$66,580
Total Compensation	$1,215,402	$1,240,925	$1,390,084

Notes:

(1)	One half ($110,800) of Mr. Webster’s 2012 STIP was paid in the form of RSUs which vest over two years.

(2)	Based on market price at date of issue and assuming 100% vesting and target performance.

Marlon J. McDougall – Chief Operating Officer
Marlon J. McDougall joined Pengrowth in August 2011. He has an extensive background in the oil and gas industry with over 30 years’ of experience working in a variety of engineering disciplines, with increasing responsibility in operations and leadership positions in medium and large energy and petroleum organizations. His most recent roles have been as Chief Operating Officer of NAL Resources Ltd. and as a senior operations executive at Northrock Resources Ltd.

Mr. McDougall holds a Bachelor of Science in Petroleum Engineering from the New Mexico Institute of Mining and Technology, and a Petroleum Technology Certificate in Production from the Southern Alberta Institute of Technology.

The following table provides a description of the key elements of Mr. McDougall’s compensation.

COMPENSATION SUMMARY
Compensation Component	2011(1)	2012
Base Salary	$143,308	$370,000
Annual Short Term Incentive(2)	$80,000	$248,600
Long Term Incentive Value(3)	$540,000	$785,002
Total Direct Compensation	$763,308	$1,403,602
Pengrowth Contributions to Employee Share Ownership Plan	$17,197	$44,200
All Other Compensation(4)	$714,939	$48,197
Total Compensation	$1,495,444	$1,495,999

Notes:

(1)	Partial year: Mr. McDougall commenced employment with us on August 8, 2011.

(2)	One half ($124,300) of Mr. McDougall’s 2012 STIP was paid in the form of RSUs which vest over two years.

(3)	Based on market price at date of issue and assuming 100% vesting and target performance.

(4)	Includes a $700,000 deferred signing bonus paid in the form of 70,922 Common Shares issued to Mr. McDougall on March 1, 2012.

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Robert W. Rosine – Executive Vice President, Business Development
Robert W. Rosine joined Pengrowth in March 2010 as Executive Vice President, Business Development and is responsible for the business development activities of Pengrowth, including the identification and execution of acquisitions.

Mr. Rosine has over 31 years’ of experience in the energy sector and has held various executive management and engineering positions with both private and public oil and gas companies. Prior to joining Pengrowth, Mr. Rosine was President of a private oil and gas company. He also served as Executive Vice President, Corporate Development with Highpine Oil & Gas Limited, was co-founder, President and CEO of White Fire Energy Ltd. and Chief Operating Officer of Lightning Energy Ltd.

Mr. Rosine received his Bachelor of Science degree in Mechanical Engineering from the University of Calgary in 1981 and a Bachelor of Science degree in Chemistry from the University of Alberta in 1977. Mr. Rosine is a registered Professional Engineer in the Province of Alberta and a member of the Society of Petroleum Engineers.

The following table provides a description of the key elements of Mr. Rosine’s compensation.

COMPENSATION SUMMARY
Compensation Component	2010(1)	2011	2012
Base Salary	$263,333	$316,000	$325,000
Annual Short Term Incentive	$150,100	$195,000	$197,300
Long Term Incentive Value(2)	$515,000	$450,300	$675,000
Total Direct Compensation	$928,433	$961,300	$1,197,300
Pengrowth Contributions to Employee Share Ownership Plan	$31,600	$37,920	$38,820
All Other Compensation(3)	$145,684	$101,526	$52,548
Total Compensation	$1,105,717	$1,100,746	$1,288,668

Notes:

(1)	Partial year: Mr. Rosine commenced employment with us in March 2010.

(2)	Based on market price at date of issue and assuming 100% vesting and target performance.

(3)
The 2010 amount includes a $120,000 signing bonus paid in the form of 10,322 Common Shares, one third of which vested in each of March 2010, March 2011 and March 2012. The fair value of each share at time of grant was $11.62.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 33

James E.A. Causgrove – Senior vice President, Operations and Engineering
James E.A. Causgrove is our Senior Vice President, Operations and Engineering. Mr. Causgrove has over 30 years’ of oil and gas experience, primarily with Chevron, where he held several positions including, Manager, New Growth Opportunities Group and Senior Vice President and Chief Operating Officer of Central Alberta Midstream.

Mr. Causgrove has a broad operational background in drilling, production engineering and midstream areas across the Western Canadian sedimentary basin.

Mr. Causgrove holds a Bachelor of Science in Chemical Engineering from the University of Alberta and is a registered professional engineer.

The following table provides a description of the key elements of Mr. Causgrove’s compensation.

Compensation Summary
Compensation Component	2010	2011	2012
Base Salary	$280,000	$290,000	$300,000
Annual Short Term Incentive	$175,000	$147,500	$170,800
Long Term Incentive Value(1)	$363,860	$450,000	$585,008
Total Direct Compensation	$818,860	$887,500	$1,055,808
Pengrowth Contributions to Employee Share Ownership Plan	$33,600	$38,216	$35,800
All Other Compensation	$56,933	$66,049	$51,725
Total Compensation	$909,393	$991,765	$1,143,333

Note:

(1)	Based on market price at date of issue and assuming 100% vesting and target performance.

Summary Compensation Table

The following table sets forth all direct and indirect compensation earned by the NEOs for, or in connection with, services provided to Pengrowth and its subsidiaries for the financial year ended December 31, 2012. The method of valuation of our long term incentives is described in the notes below.

Name and Principal Position	Year	Salary	Common Share- Based Awards(1)	STIP(2)	All Other Compensation(3)	Total Compensation
Derek W. Evans(4)	2012	$475,000	$1,473,759	$213,750	$189,335	$2,351,844
President and Chief Executive	2011	$475,000	$1,045,000	$377,500	$229,593	$2,127,093
Officer	2010	$47,500	$931,000	$392,000	$167,337	$1,965,337
Christopher G. Webster	2012	$330,000	$843,304	$110,800	$105,980	$1,390,084
Chief Financial Officer	2011	$320,000	$595,200	$195,000	$130,725	$1,240,925
	2010	$318,666	$580,800	$200,000	$115,936	$1,215,402
Marlon J. McDougall(5)	2012	$370,000	$909,302	$124,300	$92,397	$1,495,999
Chief Operating Officer	2011	$143,308	$540,000	$80,000	$732,136	$1,495,444
Robert W. Rosine(6)	2012	$325,000	$675,000	$197,300	$91,368	$1,288,668
Executive Vice President, Business	2011	$316,000	$450,300	$195,000	$139,446	$1,100,746
Development	2010	$263,333	$515,000	$150,100	$177,284	$1,105,717
James E.A. Causgrove	2012	$300,000	$585,008	$170,800	$87,525	$1,143,333
Senior Vice President, Operations	2011	$290,000	$450,000	$147,500	$104,265	$991,765
and Engineering	2010	$280,000	$363,860	$175,000	$90,533	$909,393

Notes:

(1)
In 2012, includes the value of PSUs granted assuming a target performance payout of 100%. 2012 also includes $213,750, $110,800 and $124,300 of RSUs which were issued to each of Messrs. Evans, Webster and McDougall, respectively, in March 2013 as 50% of their respective 2012 bonuses ("2012 Bonus RSUs") which vest over two years. In 2011, includes the value of PSUs granted assuming a target payout of 100%. In 2010, includes the value of DEUs (equivalent to PSUs and RSUs) granted, assuming target performance payout of 100%. The fair values of each RSU, PSU and DEU at the time of grant were $10.09 in 2012, $12.64 in 2011 and $11.21 in 2010. 2012 Bonus RSUs were issued at the March 2013 grant price of $4.72 per share. The actual benefit received from the PSU and performance DEU grants is subject to corporate performance relative to a peer group of companies. Additional RSUs, PSUs and DEUs will be received upon the reinvestment of notional dividends and future Common Share prices. Other

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than awards given in connection with mid-year start dates or promotions, these awards were made in March of 2012, 2011, and 2010, respectively.

(2)	Includes total cash bonus paid in 2013, 2012 and 2011 in respect of 2012, 2011 and 2010 performance, respectively.

(3)
This column includes the value of our contributions under the Employee Share Ownership Plan and/or Group RRSP Plan made on behalf of the NEOs for the noted financial years. This column includes the value of additional RSUs, PSUs and DEUs in respect of notional dividends on the NEOs' RSUs, PSUs and DEUs assuming target payout at 100% and using year-end Common Share prices of $4.95 for 2012, $10.76 for 2011, and $12.78 for 2010. This column also reflects a $700,000 signing bonus for Mr. McDougall in 2011 and a $120,000 signing bonus for Mr. Rosine in 2010. Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.

(4)
Mr. McDougall commenced employment with us on August 8, 2011 and received a signing bonus of 70,922 Common Shares issued to him on March 1, 2012. Mr. McDougall has agreed not to sell 42,611 of these shares on or before March 1, 2015.

(5)	Mr. Rosine received 10,322 Common Shares as a signing bonus, one third of which vested in each of March 2010, March 2011 and March 2012. The fair value at time of grant was $11.62.

Ownership Guidelines

We maintain ownership guidelines for all officers to further align executive and shareholder interests.

Category of Executive	Share Ownership Guideline (multiple of base salary)
Chief Executive Officer	3
Chief Operating Officer	2
Chief Financial Officer	2
Executive Vice Presidents	2
Senior Vice Presidents	2
Vice Presidents	1.5

In calculating the value of Common Shares owned, all Common Shares owned, directly or indirectly, by the executive, as disclosed on the System for Electronic Disclosure by Insiders ("SEDI"), are included. In addition, any Common Shares acquired and held through the ESOP and the dividend reinvestment and optional common share purchase plan ("DRIP") are included in the total value of Common Shares owned, whether or not they have yet been disclosed on SEDI. Also included are any Common Shares issuable pursuant to RSUs or the minimum (50%) vesting of PSUs. The minimum ownership guidelines are expected to be reached within three years of an officer’s appointment and once the guideline has been met, an officer will not fail to meet the guideline simply because of a reduction in the price of the Common Shares. As of April 30, 2013, each of the NEO's was in compliance with the Common Share ownership guidelines.

The following table summarizes the Commons Shares (and equivalents) beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs as at April 30, 2013 and the Common Shares beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs and value-at-risk amounts for the NEOs as at April 30, 2013.

	Ownership of NEOs at April 30, 2013(1)				Ownership Multiple of Salary
Name	Common Shares(2) ($)	RSUs ($)	PSUs(3) ($)	Total Ownership ($)	Based on Shares Held	Based on Total Ownership	Share Ownership Guideline (Multiple of Base Salary)
Derek W. Evans	2,138,744	1,676,072	789,131	4,603,947	4.28	9.21	3
Christopher G. Webster	1,691,754	802,745	456,190	2,950,689	4.90	8.55	2
Marlon J. McDougall	463,124	915,938	474,160	1,853,222	1.20	4.81	2
Robert W. Rosine	582,305	564,958	373,467	1,520,730	1.72	4.50	2
James E.A. Causgrove	796,006	509,580	340,286	1,645,872	2.57	5.31	2

Notes:

(1)	Based on closing price on the TSX of $5.14 on April 30, 2013.

(2)	Excludes Common Shares held pursuant to our DRIP and ESOP since December 31, 2012.

(3)	PSUs are reflected at the minimum 50% performance vesting.

Our minimum ownership requirements provide that independent Directors are required to hold Common Shares and equivalents with a value equal to three times their annual base cash retainer and DSU grant. Directors are encouraged to satisfy the minimum ownership requirements within three years of their election or appointment. Each of the independent Directors is in compliance with our ownership requirements.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 35

Incentive Compensation Recoupment Policy

On February 28, 2013, the Board adopted an Incentive Compensation Recoupment Policy, applicable to all current and future executive officers of the Corporation. Under the Incentive Compensation Recoupment Policy, the Board is authorized to require the immediate reimbursement of any incentive compensation received by or payable to an executive in the event of the following circumstances:

1.	the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of the Corporation’s financial statements; and

2.	the Board determines such individual engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and

3.	a lower payment would have been made to such individual based upon the restated financial results.

Where the above circumstances are determined to exist, the Corporation will, to the extent practicable, seek to recover from the individual the amount by which the individual’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Derivative Securities

Our Directors and officers are prohibited from trading in any derivative securities that are designed to monetize or offset any decrease in the market value of our securities specifically.

Executive Compensation Breakdown: Fixed vs. Performance Based "At Risk" Compensation

The 2012 pay mix chart below reflects our pay for performance approach that emphasizes variable (or "at risk") compensation in the form of short term incentive and long term incentive compensation, as opposed to fixed compensation. This chart reflects that between 71 and 77 percent of each NEO's 2012 compensation was performance based "at risk" compensation. The Compensation Committee and the Board believe that the mix of short term and long term incentive awards, combined with corporate performance goals weighted to production and operations and balanced with goals in health and safety, environmental and regulatory performance, result in an appropriate mix of pay for performance and discouragement of inappropriate risk taking behavior.

Notes:

(1)	"Fixed" means annual base salaries plus Pengrowth contributions to ESOP.

(2)	"LTIP" means the fair value of RSUs and PSUs granted under our LTIP as well as the deemed reinvested dividends described under "All Other Compensation" reflected in the "Summary Compensation Table".

(3)	"STIP" means annual bonuses as reflected in the "Summary Compensation Table".

Outstanding Common Share-Based Awards and Rights-Based Awards

The following table sets forth for each NEO all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

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	Number of Securities Underlying Unexercised Options/Rights (#)	Option/Right Exercise Price(2)	Option/Right Expiration Date	Value of Unexercised in-the-money Options/Rights(3)	Number of Common Shares that have not Vested(4)	Market or Payout Value of Common Share-based Awards that have not Vested(5)	Market or Payout Value of Vested Common Share-based Awards, Not Paid Out or Distributed(5)
Derek W. Evans	140,001	$9.15	25-May-14	-	281,433	$981,576	$249,224
	49,092	$10.36	11-Nov-14	-
Christopher G. Webster	75,012	$18.35/$17.34	4-Mar-13	-	166,040	$578,620	-
	117,000	$6.11	4-Mar-14	-
Marlon J. McDougall	-	-	-	-	130,650	$496,395	-
Robert W. Rosine	-	-	-	-	135,161	$475,225	-
James E.A. Causgrove	60,855	$18.35/$17.34	4-Mar-13	-	123,282	$432,551	-
	94,920	$6.11	4-Mar-14	-

Notes:

(1)	Reflects options and rights that are outstanding under our legacy plans described under "Statement of Executive Compensation - Compensation Elements – Long Term Incentive Plan".

(2)
Prices noted are the grant date exercise prices and reduced exercise prices at December 31, 2012. The Common Share Option Plan has two components: options that have no provision for a downward adjustment and rights which provides for a downward adjustment of the exercise price of the Common Shares, provided distributions paid to Shareholders exceed certain thresholds. For the downward adjustment rights, the holder may elect to pay the grant date exercise price or the reduced exercise price.

(3)	Value based on a $4.95 per Common Share market price at the close of business on December 31, 2012.

(4)	Total number of Common Shares, which includes additional DEUs, RSUs and PSUs received upon the reinvestment of notional distributions and dividends.

(5)	Value based on a $4.95 per Common Share market price at the close of business on December 31, 2012 and assuming a minimum payout on PSUs and performance-based DEUs.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the NEOs during the most recently completed financial year for each incentive plan award.

	Option/Right Awards Value Vested During Year (1)	Common Share-Based Awards Value Vested During Year(2)	Non-Equity Incentive Plan Compensation-Value Earned During Year(3)
Derek W. Evans	-	$841,831	$213,750
Christopher G. Webster	-	$333,246	$110,800
Marlon J. McDougall	-	$793,688	$124,300
Robert W. Rosine	-	$238,853	$197,300
James E.A. Causgrove	-	$253,847	$170,800
Notes:

(1)
The value of rights that vested during the year is calculated as if they were exercised at the closing market price on the vesting date or the closing market price on the next trading day if the vesting occurs on a non-trading day.

(2)
The value of DEUs, RSUs and PSUs vested during the year includes the value of additional DEUs, RSUs and PSUs received upon the reinvestment of notional dividends earned. The Board approved a performance multiplier of 50% for the 2009 DEU Plan based on our relative performance against the competitive Peer Group established at the outset of the three year vesting period ending in 2012.

(3)
Represents only cash portion of bonus paid in March 2013 in respect of the 2012 year (as indicated under the heading "Summary Compensation Table"). Messrs. Evans, Webster and McDougall each received 50% of their 2012 bonuses in the form of RSUs which vest over two years.

Employment Contracts and Change of Control Arrangements

Each of the NEOs has entered into an employment agreement that sets out the principal terms of the employment relationship with Pengrowth, including the individual’s position description and financial terms. These agreements detail the severance payments that will be paid on a termination of employment or a change of control of Pengrowth.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 37

	Termination Without Cause	Change of Control Provisions
Derek W. Evans	Two years Total Cash Compensation (salary + 3 year average of STIP), + pro-rated portion of STIP. Rights, DEUs or awards will be forfeited. Total: $1,748,000
Two years Total Cash Compensation (salary + 3 year average of STIP).

On resignation within 30 days of an act of constructive dismissal, or within 90 days of an act of constructive dismissal that occurs within 90 days of a change of control all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $5,613,625

Christopher G. Webster	Two and one quarter years Total Cash Compensation (salary + STIP) + pro-rated portion of STIP. Rights, DEUs or awards will be forfeited. Total: $1,299,375
Two and one quarter years Total Cash Compensation + pro-rated portion of STIP.

On resignation within 90 days of a Change of Control, all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $3,381,850

Marlon J. McDougall
One and three quarter years Total Cash Compensation (salary + target bonus).

25,281 RSUs and 25,281 PSUs granted in 2011 on commencement of employment shall immediately vest. All other LTIP compensation will be forfeited.

Total: $1,378,589

One and three quarter years Total Cash Compensation (salary + target bonus).

On resignation within 90 days of a Change of Control, all outstanding PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $3,176,897

Robert W. Rosine	One and three quarter years Total Cash Compensation (salary + STIP) + pro-rated portion of STIP. Rights, DEUs or awards will be forfeited. Total: $910,000
One and three quarter years Total Cash Compensation + pro-rated portion of STIP.

On resignation within 90 days of a Change of Control, all outstanding PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $2,613,134

James E.A. Causgrove	One and three quarter years Total Cash Compensation (salary + STIP) + pro-rated portion of STIP. Rights, DEUs or awards will be forfeited. Total: $840,000
One and three quarter years Total Cash Compensation + pro-rated portion of STIP.

On resignation within 90 days of a Change of Control, all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $2,290,411

Note:

(1)	The above calculations reflect the value of LTIP held as of April 30, 2013 based on the April 30, 2013 closing price on the TSX of $5.14.

Director Compensation

Our Board, through its Corporate Governance Committee and the Compensation Committee, is responsible for the development and implementation of our strategy with respect to the compensation of the non-executive Directors. The main objectives of our compensation strategy for non-executive Directors are: to attract and retain the services of the most qualified individuals; to compensate the non-executive Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and which is competitive with other comparable public issuers; and to align the interests of the non-executive Directors with Shareholders. To meet and maintain these objectives, the Board, together with the Corporate Governance Committee and the Compensation Committee, with the assistance of independent external advisors, periodically performs a comprehensive review of the compensation paid to the non-executive Directors, making any changes it deems necessary. The last such review was undertaken in August 2012 and it was decided that the level of compensation of our independent Directors was appropriate and that no changes were warranted.

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Annual retainers for membership on the Board and any of the standing committees are paid to Directors quarterly and are pro-rated for partial service. The Chairman of the Board and Chair of each Board committee receives an additional annual retainer. These annual retainers assist the Board in maintaining a competitive position and are determined in relation to a comparator group of public issuers. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 is paid whenever a Director travels outside of his or her home province, or travels more than a total of three hours round trip to attend a Directors’ meeting. Our non-executive Directors are also compensated through the granting of DSUs within the LTIP. DSUs granted to Directors do not have vesting or performance requirements and are released only upon the individual ceasing to be a Director of the Corporation. The following is a schedule of annual cash retainers and meeting fees paid to non-executive Directors for 2012:

	ANNUAL RETAINERS				ANNUAL RETAINERS FOR COMMITTEES						MEETING FEES		TOTAL CASH COMPENSATION
			Audit		Compensation		Corp. Governance		RHSE		Attendance Fees	Travel Allowance	2012	2011	2010
	Chairman	Directors	Chair	Member	Chair	Member	Chair	Member	Chair	Member
PENGROWTH	$45,000	$30,000	$20,000	$10,000	$15,000	$5,000	$10,000	$5,000	$10,000	$5,000	$1,500	$1,500
Derek W. Evans	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	$45,000	$30,000				$5,000		$5,000			$31,500		$116,500	$112,000	$124,626
Thomas A. Cumming		$30,000		$10,000		$5,000				$2,077	$37,500		$84,577	$84,500	$99,253
Wayne K. Foo		$30,000						$5,000	$10,000	$5,000	$31,500		$81,500	$75,500	$83,000
Kelvin B. Johnston(1)		$17,539				$2,923				$2,923	$16,500		$39,885	-	-
James D. McFarland		$30,000		$10,000						$5,000	$34,500		$79,500	$70,500	$75,416
Michael S. Parrett		$30,000		$10,000		$2,077	$10,000	$5,000			$34,500	$12,000	$103,577	$99,000	$121,500
A. Terence Poole		$30,000	$20,000	$10,000				$5,000			$33,000		$98,000	$90,500	$89,247
Barry D. Stewart(1)		$17,539						$2,923		$2,923	$15,000		$38,385	-	-
D. Michael G. Stewart		$30,000			$15,000	$5,000				$5,000	$33,000		$88,000	$83,500	$83,365

Note:

(1)	Messrs. Kelvin B. Johnston and Barry D. Stewart received prorated annual retainers as they joined the Board on May 31, 2012.

All non-executive Directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their roles as Director.

In 2012, there were 13 meetings of the Board, six of which were regularly scheduled and seven of which were special meetings. There were also five meetings of the Audit and Risk Committee, three meetings of the Corporate Governance Committee, four meetings of the Compensation Committee and five meetings of the Reserves, Health, Safety and Environment Committee (the "RHSE Committee"). For details of the Directors’ attendance at each of the meetings of the Board and its committees, please see Appendix 1 to this Circular.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the Directors for the Corporation’s most recently completed financial year.

			TOTALS
	Cash Fees Earned	Common Share- Based Awards(1)	2012	2011	2010
Derek W. Evans	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	$116,500	$120,000	$236,500	$232,000	$284,626
Thomas A. Cumming	$84,577	$80,000	$164,577	$164,500	$179,253
Wayne K. Foo	$81,500	$80,000	$161,500	$155,500	$163,000
Kelvin B. Johnston	$39,885	$60,004	$99,889	N/A	N/A
James D. McFarland	$79,500	$80,000	$159,500	$150,500	$155,416
Michael S. Parrett	$103,577	$80,000	$183,577	$179,000	$201,500
A. Terence Poole	$98,000	$80,000	$178,000	$170,500	$169,247
Barry D. Stewart	$38,385	$60,004	$98,389	N/A	N/A
D. Michael G. Stewart	$88,000	$80,000	$168,000	$163,500	$163,365

Note:

(1)
The amount of the equity incentive awards to Directors was based, in part, on advice from Hugessen, an independent compensation advisor. The value of DSUs granted is based on a valuation price (equal to market price) at the time of grant of $10.09 per DSU (or $7.26 per DSU for Messrs. Kelvin B. Johnston and Barry D. Stewart who joined the Board on May 31, 2012 and received a prorated grant). The actual benefit received from the DSU grant is subject to additional DSUs received upon the reinvestment of notional dividends and future market prices.

In 2012, an aggregate of 75,997 DSUs were granted to the non-executive Directors, representing approximately 0.01% of the outstanding Common Shares on December 31, 2012.

Incentive Plan Awards for Directors

The significant terms of awards to Directors, including non-equity incentive plan awards issued or vested during 2012, or outstanding at year end are described under "Statement of Executive Compensation – Long Term Incentive Plan".

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 39

Outstanding Common Share-Based Awards and Rights-Based Awards

The following table sets forth for each Director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option/Right-Based Awards				Common Share-Based Awards
	Number of Securities Underlying Unexercised Options/Rights(#)	Option/Right Exercise Price	Option/Right Expiration Date	Value of Unexercised in-the-money Options/Rights	Number of Common Shares that have not Vested	Market or Payout Value of Common Share-based Awards that have not Vested	Market or Payout Value of Vested Common Share-based Awards, Not Paid Out or Distributed(2)
Derek W. Evans(1)	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	-	-	-	-	-	-	$506,048
Thomas A. Cumming	-	-	-	-	-	-	$271,017
Wayne K. Foo	-	-	-	-	-	-	$262,053
Kelvin B. Johnston	-	-	-	-	-	-	$42,748
James D. McFarland	-	-	-	-	-	-	$137,551
Michael S. Parrett	-	-	-	-	-	-	$296,178
A. Terence Poole	-	-	-	-	-	-	$271,022
Barry D. Stewart	-	-	-	-	-	-	$42,748
D. Michael G. Stewart	-	-	-	-	-	-	$273,700

Notes:

(1)
Derek W. Evans receives his compensation as CEO and does not receive additional compensation for service as a Director. Mr. Evans' outstanding option and Common Share-based holdings are summarized under "Compensation for the Named Executive Officers: Outstanding Common Share-Based Awards and Rights-Based Awards" above.

(2)	Value based on a $4.95 per Common Share market price at the close of business on December 31, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by each Director during the most recently completed financial year for each incentive plan award.

	Option/Right Awards Value Vested During Year	Common Share-Based Awards Value Vested During Year(1)	Non-Equity Incentive Plan Compensation-Value Earned During Year
Derek W. Evans(2)	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	-	$120,000	-
Thomas A. Cumming	-	$80,000	-
Wayne K. Foo	-	$80,000	-
Kelvin B. Johnston	-	$60,004	-
James D. McFarland	-	$80,000	-
Michael S. Parrett	-	$80,000	-
A. Terence Poole	-	$80,000	-
Barry D. Stewart	-	$60,004	-
D. Michael G. Stewart	-	$80,000	-

Notes:

(1)
The value in this column is the sum of the value of DSUs granted in 2012 ($80,000 per Director and $120,000 for the Chairman of the Board) and the value of all additional notional DSUs in respect of dividends paid during the year as though such dividends were reinvested. The values were calculated by multiplying the number of DSUs by the market price at the time of grant/distribution. Messrs. Kelvin Johnston and Barry Stewart received prorated grants in 2012 as they joined the Board on May 31, 2012.

(2)
Derek W. Evans receives his compensation as CEO and does not receive additional compensation for service as a Director. Mr. Evans' incentive plan awards vested and earned during the year are summarized under "Compensation for the Named Executive Officers: Incentive Plan Awards – Value Vested or Earned During the Year" above.

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Pengrowth Performance

The performance graph and table that follow compare our five-year cumulative Shareholder return (assuming the reinvestment of distributions and dividends) for $100 invested in Trust Units on December 31, 2007 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years.

As of December 31st	2007	2008	2009	2010	2011	2012
Pengrowth Trust Units/Shares	$100.00	$62.85	$78.50	$106.69	$96.55	$48.72
S&P/TSX Composite Index	$100.00	$64.97	$84.91	$97.18	$86.42	$89.88
S&P/TSX Capped Energy Index	$100.00	$64.22	$90.90	$101.55	$86.51	$82.34

Our cumulative Shareholder return performance reflects both operational and financial performance within our control as well as volatile commodity prices and economic and market conditions beyond our control with the impact of the decline in the global economy and more recently with the collapse of North American natural gas prices. Over the five-year period ending December 31, 2012, the compound annual growth rate of our total Shareholder return was -13.4%.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 41

cost of management

The cost of management for all reported NEOs (the "Cost of Management") in 2012 compared to 2007, has decreased by 37% compared to a decrease in return on the Pengrowth Trust Units/Shares (including distributions and dividends) of 51% for the same time period. A significant portion of the management cost reductions are attributable to the expiration of the Management Agreement with Pengrowth Management Limited in 2009.

As of December 31st	2007	2008	2009(1)	2010(2)	2011(3)	2012
Cost of Management(4)($millions)	$12.3	$12.1	$12.8	$6.4	$6.8	$7.7
Pengrowth Trust Units/Shares	$100.00	$69.39	$78.50	$106.69	$96.55	$48.72

Notes:

(1)	Includes adjusted annualized compensation for Mr. Evans who joined Pengrowth mid-year.

(2)
These figures are different from those in the summary compensation table because there were different executives in the NEO group in 2010. Includes adjusted annualized compensation for Mr. Rosine and De Maio who joined Pengrowth mid-year.

(3)	Includes adjusted annualized compensation for Mr. McDougall who joined Pengrowth mid-year.

(4)
Includes all reported NEOs’ compensation for each corresponding reporting year as well as fees paid to Pengrowth Management Limited in accordance to the Management Agreement that was in place until 2009. It also includes fees paid to our former General Counsel for professional services provided to Pengrowth prior to 2010.

Cost of Management Ratios

We evaluate cost of management on a long term basis relative to that of our industry peers and believe our total costs are aligned with our goal of providing longer term Shareholder value.

Parameter and Ratios	2010(1)	2011	2012
Total compensation for all five NEOs	$6,440,691	$6,767,720	$7,629,998
as a % of year end total market capitalization	0.2	0.2	0.3
as a % of cash flow	1.0	1.1	1.3
Total Shareholder Return	34.19%	-9.23%	-47.58%

Notes:

(1)	These figures are different from those in the summary compensation table because there were different executives in the NEO group in 2010.

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Common Shares Issuable from Treasury

In 2010, a plan was approved by unitholders of Pengrowth Energy Trust that allows up to a rolling 4.5% of issued Common Shares to be issued for purposes of delivering long term incentives. The number of Common Shares available for issue is re-loaded as outstanding entitlements expire or are exercised. At a meeting held on May 1, 2013, our Board approved a reduction in the maximum number of Common Shares issuable under all long term incentive arrangements from a rolling 4.5% to a rolling 3.2% of issued Common Shares.

The following table sets forth information about compensation plans under which equity securities are authorized for issuance as at December 31, 2012, aggregated with all compensation plans previously approved by Shareholders and all compensation plans not previously approved by Shareholders.

		Number of securities to be issued upon exercise of outstanding options and rights	Percentage of Issued and Outstanding Common Shares as at December 31, 2012	Weighted average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3)
Plan Category		(a)		(b)	(c)
Equity compensation plans approved by Shareholders	Rights(1)	1,470,651	0.3%	$11.27	16,709,595
	LTIP(2)	4,850,943	0.9%	N/A
Equity compensation plans not approved by Shareholders		0	0.0%	N/A	N/A
Total		6,321,594	1.2%	N/A	16,709,595

Notes:

(1)	Represents rights outstanding under one of our former long term incentive plans. See "Statement of Executive Compensation – Long Term Incentive Plan – Legacy/Inactive LTIP".

(2)	Securities acquired through the reinvestment of notional dividends are included. Assumes a performance factor of 1.0 for all unearned PSUs.

(3)	Had the new rolling 3.2% limitation been in place at December 31, 2012, only 10,056,140 Common Shares would have been available for future issuance at that time.

Directors’ and Officers’ Liability Insurance

We maintain insurance for the benefit of our Directors and officers and the directors and officers of our subsidiaries, as a group, in respect of the performance by them of the duties of their offices. A maximum amount of US$100 Million of insurance coverage is available for each claim for which we grant indemnification. Each claim is subject to a deductible of either US$250,000 or US$1,000,000 depending on the type of claim. We bear the entire cost of the premiums payable for this coverage.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT

Mandate of the Board of Directors

The Board meets a minimum of six times each year, once in each fiscal quarter, one annual strategy session and once in connection with the Corporation’s annual meeting. In addition, the Board meets at other times when matters requiring its attention or approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2012, an aggregate of 13 regularly constituted meetings of the Board were held.

Board Independence

The Listed Company Manual of the New York Stock Exchange (the "NYSE") states that listed companies must have a majority of independent directors. For the purposes of the NYSE rules and regulations, an independent director is defined as one who has been affirmatively determined by the Board to have no material relationship with Pengrowth (either directly or as a shareholder or officer of an organization that has a relationship with Pengrowth). In addition, a Director is not independent if: (i) the Director is, or has been within the past three years, an employee of the Corporation or an immediate family member is, or has been within the past three years, an executive officer of the Corporation; (ii) the Director or an immediate family member has received during any twelve month period within the last three years, more than U.S.$120,000 in direct compensation from Pengrowth (other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service); (iii) the Director is a current partner or employee of a firm that is the Corporation’s internal or external auditor, the Director has an immediate family member who is a current partner of such a firm, the Director has an immediate family member who is a current employee of such a firm and personally works on the Corporation’s audit, or the Director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation’s audit within that time; (iv) the Director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Corporation’s present officers at the same time serves or served on that company’s compensation committee; and (v) the Director is a current employee, or an immediate family member is a current executive officer, of a company that

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 43

has made payments to, or received payments from, Pengrowth for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1,000,000, or 2% of such other company’s consolidated gross revenues.

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators ("NI 58-101") recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as "independent". An independent director is a director that has no material relationship, direct or indirect, with the issuer, which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Eight of the nine Directors recommended for election to the Board qualify as independent directors under the NYSE requirements and NI 58-101. Mr. Derek W. Evans, our President and Chief Executive Officer, is not independent and is a related Director.

Board Approvals and Structure

Our Board assumes overall responsibility for our strategic direction, including the annual consideration of a strategic plan and budget, the acquisition and disposition of material oil and natural gas properties and other investments.

Our Board represents a cross-section of experience in matters relevant to Pengrowth, most particularly in oil and gas. The Board oversees all matters which may have a material impact upon our business and management's design and implementation of risk mitigation programs as appropriate. Reliance is placed upon independent engineering, legal, compensation and accounting consultants where appropriate.

Directors Skills Matrix

The Corporate Governance Committee acknowledges that the Board’s membership should represent a diversity of backgrounds, experience and skills. Directors are selected for their integrity and character, sound and independent judgement, breadth of experience, open-mindedness insight into and knowledge of our business and industry and overall business acumen. Each of our Directors is expected to have these personal qualities and to apply sound and reasonable business judgment in aiding the Board to make the most thoughtful and informed decisions possible and to provide the best counsel to our senior management. Each year, the Board conducts an assessment of the skills represented by the Directors individually and as a group in order to assess whether there are any gaps that should be filled with the addition of a new board member. The most recent skills assessment was conducted in late 2012 and the Board has determined that the required skills are well represented by the current slate of Director nominees for election at the Meeting.

The specific skills, as set out in the skills matrix used by the Board to conduct this annual assessment, include the following:

Finance	Oil & Gas Operations	Management	Law/Securities
Audit	Conventional oil & gas	Senior Management	Corporate Law
Financing	Thermal Oil/SAGD	Leading Cultural Change
Economics	Unconventional oil & gas	Corporate Development
	Western Sedimentary Basin	Business Development/Marketing
	Engineering	Government Relations/Permitting
	Environmental/health/safety	Research and Development
	Geology/Geophysics	Communications
Major Projects Transportation/distribution

Board Committees

Our Board has the following four standing committees: Audit and Risk Committee, Compensation Committee, Corporate Governance Committee and RHSE Committee. The terms of reference for each of the committees can be found on our website at www.pengrowth.com.

The Audit and Risk Committee currently comprises four "independent" Directors, as that term is defined in National Instrument 52-110 Audit Committees. Our Board has also constituted a Corporate Governance Committee composed of five "independent" directors, a Compensation Committee composed of four "independent" directors and a RHSE Committee composed of five "independent" directors, all as that term is defined in NI 58-101. A fulsome discussion of the Compensation Committee and its responsibilities can be found under "Compensation Committee Report".

The RHSE Committee has been established to assist our Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; and (ii) the environment, health and safety issues affecting our operations, including the evaluation of our programs, controls and reporting systems and our compliance with applicable laws, rules and regulations.

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Succession Planning

As part of its mandate and annual workplan, the Corporate Governance Committee reviews the succession plan for each senior officer, including the President and Chief Executive Officer. The Corporate Governance Committee is responsible for ensuring that there is an orderly succession plan for the position of the President and Chief Executive Officer and other members of senior management and for ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the President and Chief Executive Officer or other key member of senior management. To meet this obligation, the President and Chief Executive Officer meets with the Corporate Governance Committee and reviews each position, the status of the incumbent, a review of our talent pool and the succession plan for each role. As part of our succession planning strategy, we have implemented a leadership development program to prepare senior level employees to take on executive positions in the future. Individual development plans include coaching, mentoring, specific developmental assignments and external development programs. In 2012, several sessions were held with senior and middle level leaders to continue reinforcing expectations of leadership, set priorities and implement strategy. Also this year we focussed leaders’ development around career coaching to support leadership’s ability to work with their employees’ career development and succession. As well, our in-house development program for emerging leaders continues with two groups a year participating in six days of training.

The Board also ensures that Directors have the opportunity to get to know employees who have been identified as potential executives. These employees are invited to make presentations to the Board and are invited to functions where they can interact with the Directors informally.

Statement of Corporate Governance Practices

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation.

The NYSE Listed Company Manual requires listed foreign private issuers such as us to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies subject to the NYSE listing standards. Any such difference must be disclosed by us in our Annual Report on Form 40-F filing with the SEC in the United States. We have reported no such differences. Certain provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and certain rules adopted and proposed by the SEC pursuant to the requirements of SOX, which are applicable to the Corporation, also influence the Corporation’s approach to corporate governance.

Under NI 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 1 to this Circular.

Members of the Corporate Governance Committee:

Wayne K. Foo	Michael S. Parrett (Chair)	A. Terence Poole	Barry D. Stewart	John B. Zaozirny

AUDIT AND RISK COMMITTEE REPORT

The terms of reference of the Audit and Risk Committee are available from our website at www.pengrowth.com and are appended as Appendix C to our annual information form dated February 28, 2013 which has been filed on SEDAR at www.sedar.com. The terms of reference for the Audit and Risk Committee specify that the purpose of the Audit and Risk Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit and Risk Committee’s primary duties and responsibilities are to:

—	monitor the performance of our internal audit function and the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

—
assist Board oversight of: (i) the integrity of the financial statements; (ii) our compliance with legal and regulatory requirements; and (iii) the performance of our internal audit function and independent auditors;

—	monitor the independence and performance of our external auditors; and

—	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.

The Audit and Risk Committee met five times during fiscal 2012. The Audit and Risk Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit and Risk Committee’s meetings include executive sessions in which the Audit and Risk Committee meets separately with our independent registered public accountants and our Chief Financial Officer.

As part of its oversight of our financial statements, the Audit and Risk Committee reviews and discusses with both management and KPMG, our independent registered public accountants, all annual and quarterly financial statements prior to their issuance. During fiscal 2012, management advised the Audit and Risk Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit and Risk Committee, including valuation estimates of property, plant and equipment, impairment testing on cash generating units, valuation of exploration and evaluation assets, accounting for acquisitions, accounting policies and recent accounting pronouncements under International Financial Reporting Standards ("IFRS") and tax. These reviews included discussion with the independent registered

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public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit and Risk Committee also discussed with KPMG matters relating to its independence, including a review of audit and non-audit fees and the written disclosures letter from KPMG to the Audit and Risk Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the Corporation’s hiring policy vis-a-vis employees and partners of its external auditors.

In addition, the Audit and Risk Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of our internal and disclosure control structure. As part of this process, the Audit and Risk Committee continued to monitor the scope and adequacy of our internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Audit and Risk Committee members recommended to the Board that the Board approve the December 31, 2012 Financial Statements and the Management’s Discussion and Analysis ("MD&A") relating thereto and that the Financial Statements and MD&A be included in our Annual Report for 2012 filed on SEDAR in Canada and on Form 6-K on EDGAR and that the Financial Statements and MD&A be included in our Annual Report on Form 40-F for filing on EDGAR with the SEC.

One of the major responsibilities of the Audit and Risk Committee is to oversee the identification of the principal risks of the Corporation’s business to ensure that there are systems in place to effectively identify, monitor and manage them. As part of its risk management system, the Audit and Risk Committee undertakes an annual review of the principal risks facing the Corporation which involves identification and assessment of such risks and reviewing the risk management strategies and systems being employed by management to identify, monitor and manage these risks.

To support the Audit and Risk Committee in conducting this review, management undertakes an entity-wide process to identify, classify, and assess and report on the principal risks facing the Corporation and the related risk management strategies in place. The Audit and Risk Committee reports back to the Board as a whole on its risk management matters.

Members of the Audit and Risk Committee:

Thomas A. Cumming	James D. McFarland	Michael S. Parrett	A. Terence Poole (Chair)

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the financial year ended December 31, 2012 was, a Director or executive officer of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any associates or affiliates of any of the foregoing, have been indebted to the Corporation since January 1, 2012 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation since January 1, 2012.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors or executive officers of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2012 or in any proposed transaction which has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2012. Copies of the Financial Statements and related MD&A may be obtained upon request from our Investor Relations group at 2100, 222 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (888) 744-1111).

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APPENDIX 1
-

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and the Corporation’s response follows immediately thereafter.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The Board has determined that the following members are "independent" within the meaning of NI 58-101:

— Thomas A. Cumming	— Wayne K. Foo
— Kelvin B. Johnston	— James D. McFarland
— Michael S. Parrett	— A. Terence Poole
— Barry D. Stewart	— D. Michael G. Stewart
— John B. Zaozirny

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that Mr. Derek W. Evans is not independent because he is the President and Chief Executive Officer of the Corporation.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that nine of ten members of the Board are "independent" within the meaning of NI 58-101.

(d)	If a director is currently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The members of the Board that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

Director	Directorships
Derek W. Evans	Franco-Nevada Corporation
Wayne K. Foo	Parex Resources Inc.
James D. McFarland	MEG Energy Corp. Valeura Energy Inc.
Michael S. Parrett	Stillwater Mining Company
A. Terence Poole	Methanex Corporation
Barry D. Stewart	Newalta Corporation
D. Michael G. Stewart	Canadian Energy Services & Technology Corp. TransCanada Corporation TransCanada PipeLines Limited
John B. Zaozirny	Bankers Petroleum Ltd. Canadian Oil Sands Limited Coastal Energy Company Computer Modelling Group Ltd. Petroamerica Oil Corp.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently

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completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board. A meeting of the independent members of each Board committee is held in conjunction with every regular meeting of each such committee.

During the financial year ended December 31, 2012, there were 13 meetings of the independent members of the Board.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. John B. Zaozirny, is an independent director. The primary responsibilities of the Chairman of the Board include:

o	ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities in all aspects of its work;

o	coordinating the affairs of the Board and ensuring effective relations with directors, officers, securityholders, other stakeholders and the public;

o	setting the "tone" for the Board and its members so as to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and

o	interacting with the CEO to ensure that the wishes of the Board are communicated.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table discloses the attendance of the members of the Board at meetings of the Board of the Corporation and its committees in 2012:

Director	Board of Directors (13 Meetings)	Audit and Risk Committee (5 Meetings)	Corporate Governance Committee (3 Meetings)	Compensation Committee (4 Meetings)	RHSE Committee (5 Meetings)
Thomas A. Cumming(2)	13/13	5/5	-	4/4	3/3
Derek W. Evans(1)	13/13	5/5	3/3	4/4	5/5
Wayne K. Foo	13/13	-	3/3	-	5/5
Kelvin B. Johnston(2)	6/6	-	-	3/3	2/2
James D. McFarland	13/13	5/5	-	-	5/5
Michael S. Parrett(2)	13/13	5/5	3/3	1/1	-
A. Terence Poole	13/13	5/5	3/3	-	-
Barry D. Stewart(2)	6/6	-	2/2	-	2/2
D. Michael G. Stewart	13/13	-	-	4/4	5/5
John B. Zaozirny	13/13	-	3/3	4/4	-
Overall Attendance Rate	100%	100%	100%	100%	100%

Notes:

(1)
Mr. Evans is not a member of any committee but was requested, by the respective Chair of each committee, to attend the meetings of each such committee. At each such meeting, the members of each committee, all of whom are independent, met without Mr. Evans.

(2)
Messrs. Johnston and Stewart joined the Board and Board committees on closing of the acquisition of NAL Energy Corporation on May 31, 2012. Mr. Cumming ceased being a member of the RHSE Committee on May 31, 2012. Mr. Parrett ceased being a member of the Compensation Committee on May 31, 2012.

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2.	Mandate of the Board of Directors

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached as Schedule "A" to this Appendix. The Board annually reviews its mandate and considers changes as appropriate.

In addition, the Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board and via the Chairman of the Board interacting with the CEO.

3.	Position Descriptions

(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board and the Chair of each committee of the Board. The primary role of the Chair of each committee is overseeing the affairs of the committee, including ensuring the committee is organized properly, interacts with the appropriate members of management, functions effectively and meets its obligations and responsibilities.

The Chair of the Audit and Risk Committee also maintains on-going communications with the Corporation’s external auditors in order to lead the Audit and Risk Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit and Risk Committee, including the relevant education and experience of the Audit and Risk Committee members, see page 60 of the Corporation’s Annual Information Form for the financial year ended December 31, 2012.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.

4.	Orientation and Continuing Education

(a)
Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing Directors. Materials have been prepared for review by new members of the Board in respect of the Corporation’s structure, policies, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit the Corporation’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

We undertake ongoing education efforts that include meetings among management and the Board and, where appropriate, outside experts, to discuss regulatory changes, developments in the industry and market conditions. Continuing education for all members of the Board is also conducted on an informal basis. As a part of the continuing education of the Directors, presentations are made at Board meetings by management on new developments which may affect the Corporation and its business. In connection with almost every Board meeting, Directors are provided with articles and publications of interest. In addition, Directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with members of senior management outside of formal Board meetings to discuss and better understand the business. Board members are encouraged to communicate with management and our auditors to keep themselves current with industry

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trends and developments, and to attend related industry seminars. Board members have full access to the Corporation's records. Pengrowth also facilitates the education of Directors through financing annual membership in the Institute of Corporate Directors. Directors are provided with background materials and the information necessary to fulfill their roles as Directors, including the Corporation’s key corporate policies. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of the Corporation’s affairs remains current. In 2012, the Board adopted a policy to conduct at least one field site visit each year and in August 2012, nine of our Directors toured our Olds gas plant and related properties.

Most of our Directors sit on one or more other boards which enables them to implement the best practices they observe elsewhere at Pengrowth.

The following table outlines examples of continuing education events held for, or attended by, all of our Directors in 2012:

Date	Topic	Hosted/Presented By	Attended By
May 2012	CARE Whistleblower Presentation	Grant Thornton	Michael S. Parrett A. Terence Poole
August 2012	Olds Site visit	Pengrowth	Derek W. Evans Wayne K. Foo Kelvin B. Johnston James D. McFarland Michael S. Parrett A. Terence Poole Barry D. Stewart D. Michael G. Stewart John B. Zaozirny
August 2012	Review of resource recognition process for SAGD projects	GLJ Petroleum Consultants	Derek W. Evans Wayne K. Foo Kelvin B. Johnston James D. McFarland Michael S. Parrett A. Terence Poole Barry D. Stewart D. Michael G. Stewart John B. Zaozirny
September 2012	Comparison of best practices from other board experience	Pengrowth	All Directors
September 2012	Strategic significance of resource plays for oil and gas	Peter Tertzakian (ARC Financial)	All Directors
September 2012	Marketing/Transportation – overview of alternatives for Lindbergh production	Pengrowth	All Directors
November 2012	Review of proposed TSX rule changes	Pengrowth	All Directors
December 2012	Review of Current Trends in Compensation Design	Hugessen	Thomas A. Cumming Kelvin B. Johnston D. Michael G. Stewart John B. Zaozirny

5.	Ethical Business Conduct

(a)
Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a Code of Business Conduct and Ethics (the "Code"). The Code applies to all Directors, officers and employees of, and consultants to, the Corporation. A copy of the Code may also be obtained, upon request, from the Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com and on our website at www.pengrowth.com.

The Board expects Directors, officers, employees and consultants to act ethically at all times and to acknowledge in writing their adherence to the Code as a condition of their engagement or continued employment. Any waivers from the Code that are granted for the benefit of a Director, officer, employee or consultant must be presented by

50 | APPENDIX 1

the Chief Executive Officer of the Corporation to the Corporate Governance Committee for its approval. The Corporate Governance Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2012. The Code is reviewed annually and updated for changes in the business and regulatory environment as well as in the Corporation’s activities.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

At the beginning of each Board meeting, Board members are asked to disclose any potential conflicts of interest in respect of matters on the agenda. Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such Director has a conflict of interest. In addition, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board requires that all new directors, officers and employees acknowledge the Code in writing upon their engagement with Pengrowth and on an annual basis thereafter.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee serves as the nominating committee of the Board and is responsible for recommending the nomination of Directors. The Corporate Governance Committee considers the number of directors as well as the skills and qualifications of existing Directors and the long term needs of the Corporation in respect of the Board and each of the committees of the Board. In the event it is identified that one or more new Board members are required, the Corporate Governance Committee, with the assistance of experienced independent advisors, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance Committee assesses, among other factors, the integrity and character, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background, and considers potential conflicts for arising in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance Committee makes recommendations on candidates to the Board.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee serves as the nominating committee of the Board and is composed of five "independent" Directors within the meaning of NI 58-101.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

The Corporate Governance Committee reports to the Board and is governed by terms of reference which have been adopted by the Board and which are available on our website at www.pengrowth.com. The Corporate Governance Committee is currently composed of Michael S. Parrett (Chair), Wayne K. Foo, A. Terence Poole, Barry D. Stewart and John B. Zaozirny. Each member of the committee is an independent member of the Board. None of the members of the Corporate Governance Committee are, or have been, officers or employees of Pengrowth.

In addition to its governance related mandate, the Corporate Governance Committee is required to address the following Director nomination matters:

o	Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

—	Recommending to the Board criteria for the composition of the Board and the selection of Directors;

—	Assessing the competencies and skills each existing Director should possess;

—	Considering the appropriate size of the Board, with a view to facilitating effective decision making;

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—
Identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a Director; and

—
Establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual Directors, the Chairman of the Board and committee Chairs (other than the Corporate Governance Committee’s Chair) and review with the Board on an annual basis the results of the assessment.

o	Review succession planning issues with respect to the members of the Board and make a recommendation to the Board with respect to the appointment of the Chairman of the Board.

o	Assess and report to the Board with respect to the new Director’s orientation program of Pengrowth.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has established the Corporate Governance Committee and delegated to it the responsibility to work with the Compensation Committee in annually reviewing and recommending for Board approval the compensation paid by the Corporation to the non-executive Directors, including the Chairman. The Board has established the Compensation Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to senior management including the Chief Executive Officer of the Corporation. The Corporate Governance Committee’s review of compensation to non-executive Directors, and the Compensation Committee’s review of compensation paid to senior management including the Chief Executive Officer, include consideration of all forms of compensation paid, both with regards to the expertise and experience of each individual and in relation to industry peers. Each of the Compensation Committee and the Corporate Governance Committee retains independent consultants to review and compare compensation arrangements within the industry.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see "Statement of Executive Compensation – Mandate of the Compensation Committee" in the Circular.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit and Risk Committee, the Corporate Governance Committee and the Compensation Committee, the Board has established the RHSE Committee, which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; and (ii) environment, health and safety issues affecting the Corporation, including the evaluation of the Corporation’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the Chairman of the Board, each committee of the Board, each committee Chair and each Director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of

52 | APPENDIX 1

continuing improvement. In addition to any other matters the Corporate Governance and Nominating Committee deems relevant, the assessments consider, in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual Directors, the applicable position descriptions, as well as the competencies and skills each individual Director is expected to bring to the Board. The Corporation does not have a formal retirement policy for directors.

The Corporate Governance has developed annual Board and Committee effectiveness surveys, which include an evaluation of Board and Committee responsibility, Board and Committee operations, Board and Committee effectiveness and, during the course of review of these results, the opportunity for feedback on individual Director performance is provided:

o	the survey is completed by each Director;

o	results of the survey are collated, sent to each Board member, and are reviewed by the Chairman of the Board;

o
the Chairman of the Board then meets with each Director on an individual basis to discuss the results and to provide and seek further comments on individual Director performance; peer review of the other Directors is an integral part of this discussion;

o	survey results, feedback from the Directors, and recommendations on improving Board performance made by the Chairman of the Board are reviewed by the Corporate Governance Committee;

o	thereafter, the Corporate Governance Committee makes recommendations to the Board on how to improve Board effectiveness;

o	the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and Director performance on a periodic basis; and

o
the Chair of the Corporate Governance Committee interviews each Director about the Chairman of the Board of the Board’s performance and reports back to the Corporate Governance Committee and reviews the results with the Chairman of the Board.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 53

SCHEDULE A
TO APPENDIX 1 –
Pengrowth Energy Corporation Policies and Practices	Page 1 of 3
Mandate of the Board of Directors Corporate Governance Policy

In accordance with the recommendation of the Corporate Governance and Nominating Committee (the "Committee"), the Board of Directors (the "Board") of Pengrowth Energy Corporation ("Pengrowth") wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to Pengrowth.

The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 ("NP 58-201") and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth's business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth's business, the location of Pengrowth's business and its shareholders and the application of laws and policies.

The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the shareholders to oversee and direct the affairs of Pengrowth.

Board Responsibilities

As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of Pengrowth, including responsibility for the following:

1.
to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;

2.
adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring performance against those plans; the Board will seek recommendations from the CEO with respect to the execution of strategic plans adopted by the Board;

3.
identifying the principal risks of Pengrowth's business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to Pengrowth and ensure that systems and actions are put in place to manage them;

4.	succession planning, including appointing, training and monitoring senior management;

5.	approving Pengrowth's communication policy and other relevant policies, including insider trading and environmental, health and safety matters;

6.	requiring management to ensure the integrity of the internal control procedures and management information systems;

7.
approving annual capital and operating plans and monitoring performance against those plans (in conjunction with the Reserves, Health, Safety and Environment Committee, the Audit and Risk Committee will review and recommend these plans to the Board);

8.	developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.
developing measures for receiving feedback from shareholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

54 | SCHEDULE "A" TO APPENDIX 1

10.
developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

11.	developing clear position descriptions for the Chairman of the Board and the chair of each board committee;

12.	together with the CEO, developing a clear position description for the CEO;

13.	developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.	conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.

Composition of the Board

1.	Criteria for the Board of Directors

At least two-thirds of the Board shall be "independent", within the meaning of section 1.4 of National Instrument 52-110 – Audit and Risk Committees. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.	Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to Pengrowth and to the shareholders of Pengrowth. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.

Board Committees

—	The Board shall, at this time, have the following standing committees:

1.           Audit and Risk Committee;
2.           Corporate Governance and Nominating Committee;
3.           Compensation Committee; and
4.           Reserves, Health, Safety and Environment Committee.

—	The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

—	The committees of the Board shall be comprised of a sufficient number of "independent" directors so as to comply with applicable laws.

—
Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. The chairman of each committee will be selected by the Board, having received the recommendation of the committee. The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

—
The Board shall regularly assess the effectiveness of each of the committees. An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

—
The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

—	In discharging his or her obligations, an individual director may engage outside advisors, at the expense of Pengrowth, in appropriate circumstances and subject to the approval of the Committee.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 55

Selection of New Directors and Chairman of the Board

—
The Board will ultimately be responsible for nominating or, within the year, appointing new directors and for the selection of its Chairman. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

—	The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

—	Invitations to join the Board should be extended by the Chairman of the Board.

—	New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.

Board Expectations of Senior Management and Access to Senior Management

—	The CEO is responsible for the day to day operation of Pengrowth.

—
The CEO is encouraged, upon invitation of the Board, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary to ensure that the Board is acting independently of management. Independent Directors should also meet at every meeting, without representatives of management present, under the chairmanship of the Chairman of the Board to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Chairman of the Board.

Meeting Procedures

—	The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board. The Corporate Secretary reports to the CEO and the Chairman of the Board.

—
The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the members of the Board.

Adopted by the Board of Pengrowth on November 1, 2012.

56 | SCHEDULE "A" TO APPENDIX 1

APPENDIX 2

-

ADVANCE NOTICE BY-LAW
BY-LAW NO. 2013-1

A by-law relating generally to the advance notice requirements for the nomination of directors of
PENGROWTH ENERGY CORPORATION

(the "Corporation")

INTRODUCTION

The purpose of this advance notice by-law (the "Advance Notice By-law") is to establish the conditions and framework under which holders of record of common shares of the Corporation may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper form.

It is the position of the Corporation that this Advance Notice By-law is beneficial to shareholders and other stakeholders of the Corporation.

NOMINATIONS OF DIRECTORS

1.
Subject only to the Business Corporations Act (Alberta) (the "Act") and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations may be made in the following manner:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or

c.
by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided below in this Advance Notice By-law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Advance Notice By-law.

2.
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

a.
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (the "Notice Date") of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 57

(15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

c.
In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.
as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

4.
The Corporation may require any proposed director nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed director nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder of the Corporation’s understanding of the independence, or lack thereof, of such proposed director nominee.

5.
No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Advance Notice By-law; provided, however, that nothing in this Advance Notice By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of the Corporation of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Advance Notice By-law:

a.
"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.
"Applicable Securities Laws" means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada.

7.
Notwithstanding any other provision of this Advance Notice By-law, notice given to the Corporate Secretary of the Corporation may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Advance Notice By-law.

58 | APPENDIX 2

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-1487

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Pengrowth Energy Corporation
2100, 222 Third Avenue S.W., Calgary, AB T2P 0B4 Canada
Phone: 403.233.0224  |  Toll free: 800.223.4122  |  Fax: 403.265.6251
www.pengrowth.com

Investor Relations
Phone: 403.233.0224  |  Toll free: 888.744.1111
E-mail: investorrelations@pengrowth.com

Stock Exchange Listings
Toronto Stock Exchange: PGF  |  New York Stock Exchange: PGH